FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2007
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Operating profit of R1.7 billion and normalised earnings of R400 million in the quarter ended 30 September 2007

JOHANNESBURG. 25 October 2007 Gold Fields Limited (NYSE & JSE: GFI) today announced earnings for the September 2007 quarter of R429 million compared with R528 million in the June 2007 quarter and R698 million for the September quarter of 2006. In US dollar terms net earnings for the September 2007 quarter were US$60 million compared with US$74 million in the June 2007 quarter and US$98 million for the September quarter of 2006.

September 2007 quarter salient features:

- Attributable gold production maintained at over 1 million ounces;

- Total cash costs increased 7 per cent from R92,273 per kilogram (US$405 per ounce) to R99,227 per kilogram (US$435 per ounce) due to higher labour costs at the South African operations and lower production at St Ives and Tarkwa;

- Post quarter end an agreement was reached to sell our stake in Essakane for a consideration of US$200 million and our Venezuelan assets for an indicative amount of US$532 million;

- Cerro Corona on track for production of concentrate during the March 2008 quarter.

Statement by Ian Cockerill, Chief Executive Officer of Gold Fields:

"Gold Fields delivered a steady quarter, with attributable gold production again above one million ounces. Production at the South African operations increased from 685,000 ounces to 689,000 ounces while attributable production at the international operations decreased from 330,000 ounces to 312,000 ounces. Despite known cost pressures due to wage settlements in South Africa and ongoing pressures on input costs throughout the Group, unit costs rose at an unacceptably high 7 per cent quarter on quarter. This was also influenced by the decline in production from both Tarkwa and St. Ives but improved performance from these two mines over the next few quarters should see a reversal in this trend.

After the close of the quarter we announced that an agreement had been reached to sell our 60 per cent stake in the Essakane project to Orezone Resources Inc. for US$200 million, as well as an agreement for the sale of our assets in Venezuela to Rusoro Mining Ltd. for an indicative consideration of some US$532 million. This consideration is made up of mainly cash and shares in Rusoro Mining Ltd., the value of which is based on the prevailing share price in Rusoro Mining Ltd. at the time of the announcement. These disposals were made as part of our ongoing strategic evaluation of our capital asset portfolio aimed at maximising its underlying value and do not diminish our commitment to international growth. The proceeds from these sales will be used to create value for shareholders. A range of options are under consideration, including, inter alia, the reduction of debt and the funding of our extensive capital programme."



GOLD FIELDS

RESULTS FOR THE QUARTER ENDED 30 SEPTEMBER 2007

Stock data		JSE Limited – (GFI)	
Number of shares in issue		Range - Quarter	**ZAR103.45 – ZAR128.75**
- at end September 2007	**652,291,090**	Average Volume - Quarter	**3,003,718 shares / day**
- average for the quarter	**652,219,625**	**NYSE – (GFI)**	
Free Float	**100%**	Range - Quarter	**US$13.67 – US$18.33**
ADR Ratio	**1:1**	Average Volume - Quarter	**2,297,722 shares / day**
Bloomberg / Reuters	**GFISJ / GFLJ.J**		

| South African Rand | | | Salient features | | | United States Dollars | | |
| Quarter | | | | | | Quarter | | |
September 2006	June 2007	September 2007				September 2007	June 2007	September 2006
31,262	31,556	**31,126**	kg	Gold produced*	oz (000)	**1,001**	1,015	1,005
79,862	92,273	**99,227**	R/kg	Total cash costs	$/oz	**435**	405	350
12,858	12,817	**12,751**	000	Tons milled	000	**12,751**	12,817	12,858
142,035	152,825	**156,355**	R/kg	Revenue	$/oz	**685**	670	622
215	257	**266**	R/ton	Operating costs	$/ton	**37**	36	30
1,987	1,950	**1,731**	Rm	Operating profit	$m	**244**	274	280
42	38	**34**	%	Operating margin	%	**34**	38	42
698	528	**429**	Rm	Net earnings	$m	**60**	74	98
141	81	**66**	SA c.p.s.		US c.p.s.	**9**	11	20
692	506	**411**	Rm	Headline earnings	$m	**58**	71	98
140	78	**63**	SA c.p.s.		US c.p.s.	**9**	11	20
702	488	**400**	Rm	Net earnings excluding gains and losses on financial exchange and foreign instruments and exceptional items	$m	**56**	69	99
142	75	**61**	SA c.p.s.		US c.p.s.	**9**	11	20

*Attributable – All companies wholly owned except for Ghana (71.1%) and Choco 10 (95%).

Health and safety

We regret to report that there were seven fatal accidents during the September quarter. The fatal accidents occurred at the South African operations, where Driefontein and Kloof mines had three fatalities each and one occurred at Beatrix. Four of the fatal accidents were rock related of which three were seismic and three were tramming related. The fatal injury frequency rate for the September quarter was 0.17 per million man hours worked, an improvement on the previous quarter's figure of 0.26. Sadly, the lost time injury frequency rate regressed from 8.94 to 9.77, the serious injury frequency rate regressed from 4.97 to 5.14 but the days lost frequency rate improved to a new record low of 276 from 284 per million man hours worked this quarter. A full explanation of the safety terms used in this report is available on our website.

Gold Fields is committed to a philosophy of zero harm and benchmarks its safety performance against Ontario benchmarks and is pursuing the Mine Health and Safety Council milestones in South Africa. Behavioral based interventions continue at all operations in the Group. The South African operations, except South Deep have been audited and achieved OHSAS 18001 certification. South Deep is currently implementing the requirements of OHSAS 18001 and certification is planned for the end of the financial year.

The South African government has announced the creation of an industry wide safety audit, as a result of recent peer safety performance across the mining sector. Gold Fields has already indicated to the Minister their support for this initiative, as we would any process that has the potential to improve safety across our operations.

Financial review

Quarter ended 30 September 2007 compared with quarter ended 30 June 2007

Revenue

Attributable gold production was 1,001,000 ounces, compared with 1,015,000 ounces in the June quarter. Production at the South African operations increased from 685,000 ounces to 689,000 ounces. Attributable production at the international operations decreased from 330,000 ounces to 312,000 ounces.

At the South African operations production at Driefontein was largely unchanged at 260,400 ounces, as lower underground tons were offset by increased yields. Gold production at Kloof increased 3 per cent from 229,600 ounces to 235,300 ounces as a result of an increase in underground tons, partly offset by

marginally lower yields. At Beatrix, gold production decreased by 5 per cent from 125,700 ounces to 119,200 ounces due to lower yields. At South Deep, gold production increased from 69,500 ounces to 74,300 ounces as a result of an increase in underground yield and surface volumes.

At the international operations, gold production at Tarkwa decreased 10 per cent due to lower processing volumes as excessive rains occurred during the quarter which reduced the availability of competent material to run the mill effectively. At Damang, gold production increased 21 per cent due to higher yields from an increase in high grade ore from the Damang pit cutback. At Choco 10, the seasonal rains resulted in adequate water at the mine, which allowed increased mill throughput compared with last quarter and resulted in a doubling of gold production to 15,700 ounces. As indicated in the previous quarter, the depletion of higher grade pits and Conquerer underground at St Ives resulted in a decrease in production of 14 per cent quarter on quarter. At Agnew, gold production decreased by 5 per cent mainly due to lower yields at Songvang.

The average quarterly US dollar gold price increased from US$670 per ounce in the June quarter to US$685 per ounce in the September quarter, a 2 per cent increase. The average rand/US dollar exchange rate averaged R7.10, in line with the R7.09 achieved in the June quarter. As a result of the above factors, the rand gold price improved from R152,825 per kilogram to R156,355 per kilogram, a 2 per cent increase. The Australian gold price was unchanged quarter on quarter at A$812 per ounce.

The increase in the rand gold price achieved offset the decrease in production, and resulted in revenue in rand terms of R5,119 million (US$721 million) in line with the previous quarter's of R5,113 million (US$719 million).

Operating costs

Operating costs increased by 3 per cent during the September quarter to R3,391 million (US$478 million), compared with R3,290 million (US$462 million) in the June quarter. Total cash costs increased by 7 per cent from R92,273 per kilogram (US$405 per ounce) to R99,227 per kilogram (US$435 per ounce).

At the South African operations, operating costs increased from R2,027 million (US$285 million) to R2,114 million (US$298 million), an increase of 4 per cent. The increase was virtually all due to labour cost increases, effective 1 July, which averaged around nine per cent. Operating costs at the international operations, including gold-in-process movements, amounted to R1,274 million (US$179 million), compared with R1,136 million (US$160 million) incurred in the June quarter. In US dollar terms, net operating costs at Tarkwa increased by US$11 million mainly due to a stockpile revaluation of US$10 million included in gold-in-process in the June quarter. At Damang, costs were marginally lower quarter on quarter as a consequence of an increased gold-in-process credit. Costs at Choco 10 increased by US$3 million as a result of an increase in production and wage increases. At St Ives, operating costs in Australian dollar terms including gold-in-process movements decreased by A$5 million or 7 per cent as a result of lower underground production due to the depletion of Conqueror. At Agnew, cash operating costs were virtually unchanged at A$26 million (R156 million).

Operating margin

The net effect of the changes in revenue and costs, after taking into account gold-in-process movements, was an operating profit of R1,731 million (US$244 million). This represented an 11 per cent decrease when compared with the R1,950 million (US$274 million) achieved in the June quarter. The Group operating margin decreased from 38 per cent to 34 per cent. The margin at the South African operations decreased from 37 per cent to 36 per cent, and the margin at the international operations decreased from 39 per cent to 29 per cent.

Amortisation

Amortisation decreased from R872 million (US$122 million) in the June quarter to R783 million (US$110 million) in the September quarter. This decrease was mainly due to a reduction at the International operations of R127 million (US$18 million), largely at Agnew due to the completion of mining of the Songvang pit at the end of August.

Other

Net interest paid increased from R60 million (US$8 million) in the June quarter to R96 million (US$14 million) in the September quarter. This is due to an increase in net debt from R4.6 billion (US$640 million) at the end of June to R6.0 billion (US$862 million) at end September. This planned increase in net debt is due to the significant capital programme embarked upon by the Group.

The loss on foreign exchange of R14 million (US$2 million), compares with a loss of R32 million (US$5 million) in the June quarter. The September quarter's loss consists largely of an unrealised exchange loss of R11 million (US$2 million) relating to a US dollar denominated insurance receivable at South Deep. The loss in the June quarter was mainly as a result of the forward cover costs incurred in relation to a loan of US$528 million raised to retire the Western Areas gold derivative which was assumed on takeover of this company. The forward costs are accounted for over the period of the forward exchange contract.

The gain on financial instruments for the quarter at R9 million (US$1 million) compares with a gain of R39 million (US$5 million) for the June quarter. The gain of R9 million in the September quarter comprises a R32 million mark to market unrealised gain arising from the agreement with Mvela Resources which provides that Mvela Resources may acquire a minimum of 45,000,000 and a maximum of 55,000,000 Gold Fields shares should it elect to exchange its equity interest in GFIMSA for Gold Fields' shares. In terms of IAS 32 the floor and cap arrangement with Mvela Resources is a derivative instrument and is required to be valued and marked to market each quarter through earnings. This was partially offset by a R24 million (US$3 million) mark to market loss on share warrants included in the Group's investment portfolio. Included for the June quarter was a mark to market gain on share warrants of R44 million partially offset by a loss of R4 million

being the final adjustment on the close out of the US$30 million dollar/rand forward purchase.

Exploration

Exploration expenditure increased from R89 million (US$13 million) in the June quarter to R91 million (US$13 million) in the September quarter. Please refer to the Exploration and Corporate Development section for more detail.

Exceptional items

Exceptional gains of around R30 million (US$4 million) in both quarters include the profit on the sale of houses at Beatrix and South Deep and profit on the sale of redundant mining equipment at Driefontein.

Taxation

Taxation for the quarter amounted to R292 million (US$41 million) compared with R366 million (US$52 million) in the June quarter. This decrease reflects the decrease in profit before tax for the quarter. The tax provision includes normal and deferred taxation on all operations together with government royalties at the international operations.

Earnings

Net profit attributable to ordinary shareholders amounted to R429 million (US$60 million) or 66 SA cents per share (US$0.09 per share), compared with R528 million (US$74 million) or 81 SA cents per share (US$0.11 per share) in the previous quarter.

Headline earnings i.e. earnings less the after tax effect of asset sales, impairments and the sale of investments, was R411 million (US$58 million) or 63 SA cents per share (US$0.09 per share), compared with earnings of R506 million (US$71 million) or 78 SA cents per share (US$0.11 per share) last quarter.

Earnings excluding exceptional items as well as net gains and losses on foreign exchange and financial instruments amounted to R400 million (US$56 million) or 61 SA cents per share (US$0.09 per share), compared with earnings of R488 million (US$69 million) or 75 SA cents per share (US$0.11 per share) reported last quarter.

Cash flow

Cash inflow from operating activities for the quarter was R985 million (US$131 million), compared with R1,969 million (US$276 million) in the June quarter. This quarter on quarter decrease of R984 million (US$145 million) is mostly due to a working capital outflow of R224 million (US$32 million) in the September quarter compared with a working capital inflow in the June quarter of R274 million (US$38 million), a decrease in profit before tax of R187 million (US$26 million) and an increase in tax payments of R224 million (US$40 million). The almost R500 million change in working capital is mainly due to year end accruals settled during the quarter.

Capital expenditure decreased slightly from R2,190 million (US$306 million) in the June quarter to R1,956 million (US$276 million) in the September quarter. At the South African operations capital expenditure reduced from R878 million (US$122 million) in the June quarter to R740 million (US$104 million) in the September quarter. This decrease was mainly due to timing of expenditure on the 9 shaft project at Driefontein of R69 million (US$10 million), and at Beatrix, a reduction at 3 shaft and capital development totalling R40 million (US$6 million), and various other technical projects. Expenditure on ore reserve development at Driefontein, Kloof, Beatrix and South Deep accounted for R95 million (US$12 million), R121 million (US$13 million), R75 million (US$9 million) and R10 million (US$2 million) respectively. At South Deep capital expenditure was similar to last quarter at R169 million (US$24 million). The majority of this expenditure was incurred on the ventilation shaft (R55 million), the new refrigeration plant (R27 million) and capital development (R33 million).

At the Ghanaian operations, capital expenditure at Tarkwa decreased from R345 million (US$48 million) to R307 million (US$43 million) quarter on quarter mainly due to decreased expenditure on the CIL expansion project, and the Phase 5 heap leach project. Expenditure amounted to R77 million (US$11 million) on the CIL expansion project and R45 million (US$6 million) on the heap leach project compared with R85 million (US$12 million) and R62 million (US$9 million) respectively in the June quarter. Activity continued on capital waste mining at the Teberebie cutback where expenditure of R64 million (US$9 million) was incurred and R50 million (US$7 million) was incurred on the secondary fleet expansion. Capital expenditure at Damang reduced from R63 million (US$9 million) to R52 million (US$7 million), with the majority of this expenditure at the Damang cutback - R43 million (US$6 million).

At Choco 10, capital expenditure increased marginally to R40 million (US$6 million) with the majority of this expenditure on resource definition exploration and the water exploration drilling project.

In Australia capital expenditure at St Ives was unchanged at R152 million (A$25 million) with the majority of this expenditure on mine development and exploration. At Agnew, capital expenditure almost halved to R38 million (A$6 million), with the majority spent on development and exploration. The reduction was mainly due to expenditure incurred on the accommodation upgrade in the June quarter.

Capital expenditure at the Cerro Corona mine in Peru amounted to R621 million (US$87 million) in the September quarter compared with R650 million (US$90 million) in the June quarter. Refer to the Capital and Development Project section for more detail.

Proceeds on the sale of assets amounted to R31 million (US$4 million) and includes the sale of houses at South Deep and Beatrix, and redundant mining equipment at Driefontein.

Net cash inflow from financing activities amounted to R744 million (US$105 million) which included the draw down of a loan facility of R750 million, the draw down on the Cerro Corona loan of R167 million (US$23 million) and a loan repayment of R173 million.

Net cash outflow for the quarter was R823 million (US$125 million). After accounting for a translation loss of R17 million (gain of US$12 million), the cash balance at the end of September was R1,470 million (US$210 million). The cash balance at the end of June was R2,310 million (US$323 million).

Detailed and operational review
Cost and revenue optimisation initiatives
Project 500

Project 500 was initiated at the South African operations in September 2003 to increase revenue and reduce costs through two sub-projects i.e. Project 400 (increase in revenue) and Project 100 (reduction in costs). These projects have proved successful and led to additional projects, Project 100+ (new projects to further reduce costs) and Project Beyond (strategic supply chain management and procurement) as detailed below.

Project 400

Project 400 was aimed at improving revenue such that an additional R400 million (US$55 million) per annum could be generated on a sustainable basis. This was to be achieved through a basket of productivity initiatives; by eliminating non-contributing production and replacing low-grade surface material with higher margin underground material - all aimed at improved quality volumes. Operational Excellence, a change programme, was initiated in April 2005 to create the required skills, behaviour and environment to improve efficiencies.

Due to the skills shortage, The Mining School of Excellence was initiated at the Gold Fields Academy to train core skills such as miners, operators, rock drill operators and production supervisors. The "Jurasic to Joystick" challenge initiative was launched with the focus on a greater use of technology to improve safety and productivity. The theory of constraints initiative (to identify bottlenecks and to improve the flow of resources and material) has been rolled out at all the South African shafts and, together with simulations, there is a formidable focus on improving the flow of men, material, equipment and ore. The objective of these initiatives is to increase mining volumes whilst maintaining yields as close as possible to life of mine reserve yields.

Reconciliation of achieved yields to gold reserves

Quarter ended	F2006*	F2007*	June 2007**	Sept 2007**
Driefontein:				
Life of mine head grade as per published declarations[#]	8.0	8.5	8.9	8.9
Life of mine head grade adjusted for estimated metallurgical recoveries	7.8	8.2	8.6	8.6
Driefontein (underground yields achieved)	8.1	7.6	7.6	8.2
Kloof:				
Life of mine head grade as per published declarations	10.0	10.1	10.2	10.2
Life of mine head grade adjusted for estimated metallurgical recoveries***	9.7	9.8	9.9	9.9
Kloof (underground yields achieved)	8.7	8.2	8.3	8.1
Beatrix:				
Life of mine head grade as per published declarations	5.5	5.5	5.5	5.5
Life of mine head grade adjusted for estimated metallurgical recoveries	5.3	5.3	5.3	5.3
Beatrix (underground yields achieved)[##]	5.2	4.7	4.5	4.1
South Deep:				
Life of mine head grade as per published declarations	-	6.1	6.1	6.1
Life of mine head grade adjusted for estimated metallurgical recoveries	-	5.9	5.9	5.9
South Deep (underground yields achieved)	-	6.2	5.7	6.6

Note that the life of mine reserves are based on a paylimit using a gold price of R100,000 per kilogram compared with operational paylimits for the current year based on a gold price of R120,000 per kilogram.

* Based on the reserve statement at 31 December 2005 and 31 December 2006, except South Deep which is based on the reserve statement as at 30 June 2006. The acquisition of the control of South Deep was effective from 1 December 2006.

** Based on the reserve statement as at 31 December 2006.

*** Kloof's life of mine head grade as adjusted for estimated metallurgical recoveries, is higher than that currently achieved due to comparatively low volumes being mined from the high grade main shaft pillar.

[#] The increase in the Life of Mine head grade is due to an increase in the paylimit, which results in a lower tonnage at high grades, and an improved dilution.

[##] The lower yields compared with the Life of mine estimated yield were as a result of a low mine call factor and increased stoping widths.

Project 100+

Project 100+ consists of a number of discrete projects focused on ongoing cost reduction through eliminating inefficiencies and investment in cost reductions. Examples of these are:

The Eskom demand side management (DSM) ongoing projects are progressing well. During the quarter a compressed air control project was approved by Eskom, and a hostel hot water load control project entered the commissioning phase. The DSM projects, which are funded by Eskom, collectively shifted more than 50MW of load out of the daily peak tariff period, delivering savings of approximately R3 million in the September quarter. The estimated Eskom DSM savings for financial 2008 will exceed R10 million, growing to R20 million in financial 2009.

The conversion from diesel to battery power for underground locomotives is progressing to plan, with the delivery of the first locomotives and the preparation of battery charging bays and the training of personnel underway. The project will deliver long term cost savings due to the lower operating cost and higher efficiency of battery locomotives, and has the added benefit of improving underground environmental conditions. An underground rail track up-grade project, which will improve tramming efficiency underground, has commenced.

The pump efficiency monitoring project has entered the monitoring phase, allowing maintenance practices to be modified to initiate maintenance based on pump efficiency. The first pump station, which was on-line for two months of this quarter, indicates that the anticipated efficiency improvement of 5 per cent will easily be achieved. This project will deliver savings in financial 2008 due to improved efficiency and reduced pump repair costs.

On the labour management front, we are in the process of rolling out a module setting standards and norms for effective labour management. A human resource shared services centre is planned for the West Wits area. The intent is to reduce shifts lost as a result of ineffective engagement, medical, training and administration process currently practiced.

On the cost reporting and management side, we are aligning our activity based costing model with our process flow to optimise our benchmark module. In addition, we are re-introducing a budget control tool to enhance our control and accountability of commodity costs.

Project Beyond: Group Integrated Supply chain and Strategic Sourcing Optimisation
Project Beyond – SA Operations

As previously reported, by the end of fiscal 2007, Project Beyond had successfully delivered contracted benefits of R288 million. These benefits provided some buffering towards the above average inflationary pressures experienced over the period and which are expected to continue. The focus for fiscal 2008 will remain on initiatives around total cost leadership and productivity enhancement.

During the September quarter an estimated R8 million of annualised contracted benefits was delivered for the South African operations. The biggest portion of these benefits came from optimising synergies across the newly acquired South Deep operation, which included general consumables, off-site repairs and aggregation of electrical sundry items. Performance based contracts around explosives contributes approximately R25 million to operating profit.

For the December quarter focus will continue on the South Deep spend optimisation, engineering standards, explosives and drilling consumables efficiencies. In addition we will focus on foodstuffs, salvage and the strategic supply of timber in the December quarter.

Project Beyond – International Operations

During the September quarter strategic sourcing initiatives in Australia and Peru delivered further total cost benefits of around US$2 million. The largest portion of these benefits came from the Australian Project Beyond-Bullion through new tender and multi-year contracted benefits recorded for the quarter. New projects recorded benefits in spend categories such as insurance renewals, gas bottle hire and returns, hardware supplies and diesel single point of delivery. Some added benefits also came from Peru in the form of competitive bidding and multi-year post tender contract negotiations in various areas; for example, grinding balls and ceramic chokes.

Efforts in Ghana have been largely focussed on ensuring supply, and at the same time containing the cost of certain strategic commodities, namely tyres, power and cyanide. A tyre retread facility is currently being established and an industry wide collaboration to build a power plant continues to counter the risk of national load shedding. In Venezuela the key focus was on re-structuring and recruiting of experienced procurement and logistics staff.

For the December quarter, opportunity assessments in Ghana will be focused in areas such as fuel depot management, materials management, maintenance and repair contracts and logistics. Australia will continue Beyond-Bullion cost optimisation initiatives. Peru will focus on ensuring optimal input cost baselines are achieved as they transition into the operational phase in the second half of fiscal 2008.

South African Operations
Driefontein

		September 2007	June 2007
Gold produced	- kg	8,098	8,103
	- 000'ozs	260.4	260.5
Yield - underground	- g/t	8.2	7.6
- combined	- g/t	5.3	4.9
Total cash costs	- R/kg	85,058	80,538
	- US$/oz	373	353

Gold production in the September quarter was unchanged when compared with the June quarter at 260,400 ounces. Underground tonnage reduced from 981,000 tons in June to 924,000 tons in September due to a 2 day rolling stoppage of mining sections to increase safety training and to improve safety standards. This was offset by an increase in underground yield which improved from 7.6 grams per ton to 8.2 grams per ton for the quarter. Surface tonnage decreased from 661,000 to 608,000 due to increased screening operations to improve the low grades currently being encountered.

Main development for the quarter improved by 5 per cent, but footwall drives continue to be impacted by seismicity at 1 and 5 shafts. On-reef development has improved for the fourth straight quarter with values in line with forecast.

Operating costs increased by 6 per cent from R684 million (US$96 million) to R724 million (US$102 million) mainly due to the annual salary increases, increased development and the effects of inflationary increases in commodity prices. Total cash costs increased 6 per cent in rand and US dollar terms from R80,538 per kilogram to R85,058 per kilogram and from US$353 per ounce to US$373 per ounce respectively.

Operating profit decreased by 4 per cent from R548 million (US$77 million) in the June quarter to R526 million (US$74 million) in the September quarter due to the higher operating costs.

Capital expenditure decreased from R298 million (US$41 million) to R219 million (US$31 million) mainly due to timing of expenditure. The major portion of the expenditure was on the 9 sub-vertical shaft deepening project and ore reserve development. Shaft sinking on the 9 shaft project is planned to commence during the December 2007 quarter.

Gold production for the December quarter is forecast marginally lower than the September quarter. As a result unit cash costs will increase. Capital expenditure for the coming 6 months will increase in line with the build up of shaft sinking activity at 9 shaft.

Kloof

		September 2007	June 2007
Gold produced	- kg	7,319	7,141
	- 000'ozs	235.3	229.6
Yield - underground	- g/t	8.1	8.3
- combined	- g/t	7.4	7.7
Total cash costs	- R/kg	86,269	87,019
	- US$/oz	378	382

Gold production at Kloof increased by 3 per cent from 229,600 ounces in the June quarter to 235,300 ounces in the September quarter. This was due to a 5 per cent increase in underground tonnage from 851,000 tons to 893,000 tons, at a marginally lower yield. In addition, the surface tons milled increased 26 per cent compared with the previous quarter, increasing from 80,000 tons to 101,000 tons at a yield of 0.7 grams per ton.

Main development increased by 15 per cent quarter on quarter with on- reef development values averaging 2,028 cmg/t compared with 1,597 cmg/t in the June quarter.

Operating costs increased by 2 per cent from R648 million (US$91 million) in the June quarter to R661 million (US$93 million) in the September quarter. The increase in operating costs was due to the annual wage increase referred to earlier. This was partly offset by an increase in costs capitalised to ore reserve development. Total cash cost decreased marginally from R87,019 per kilogram to R86,269 per kilogram as a result of the higher gold production. In US dollar terms, total cash costs decreased by 1 per cent from US$382 per ounce to US$378 per ounce.

Operating profit increased from R439 million (US$62 million) in the June quarter to R473 million (US$67 million) in the September quarter as a result of the increased gold production combined with the higher gold price.

Capital expenditure at R218 million (US$31 million) increased marginally when compared with the previous quarter's expenditure of R209 million (US$29 million).

Gold production and unit costs for the December quarter are forecast at similar levels as the September quarter. Capital expenditure is forecast to reduce in the coming quarter in line with plan, with lower expenditures on the 1 sub-vertical shaft pillar and the Kloof Extension Area ("KEA") projects.

Beatrix

		September 2007	June 2007
Gold produced	- kg	3,707	3,909
	- 000'ozs	119.2	125.7
Yield - underground	- g/t	4.1	4.5
Total cash costs	- R/kg	106,393	95,805
	- US$/oz	466	420

Gold production at Beatrix decreased by 5 per cent from 125,700 ounces in the June quarter to 119,200 ounces in the September quarter. The increase in tons milled from 864,000 tons to 913,000 tons was offset by a decrease in yield from 4.5 grams per ton to 4.1 grams per ton quarter on quarter. The lower yield was as a result of relatively lower volumes mined from the higher grade areas and a slight overall decrease in grade mined. The mine call factor also declined by 2 per cent quarter on quarter to 84 per cent, which also contributed to the lower yield. An external review of mining quality was carried out during the quarter. This review has identified fragmentation as an issue which needs addressing. The mine has embarked upon a programme to switch explosive types and focus on drilling and blasting practices.

Beatrix maintained its development volumes, with total main development improving quarter on quarter by 2 per cent to 11,252 metres. Main on-reef development has continued to show a steady improvement quarter on quarter, with a further increase of 11 per cent to 1,937 metres in the September quarter. Values for the quarter were on plan at 818 cmg/t. This is a decrease quarter on quarter but reflects the local geology of existing raise development. Four shaft on-reef values were constant at 1,550 cmg/t.

Operating costs increased by 6 per cent, from R392 million (US$55 million) in the June quarter to R416 million (US$59 million) in the September quarter. The increase in costs was mainly due to annual wage increase together with increased development. Total cash costs increased 11 per cent from R95,805 per kilogram in the June quarter to R106,393 per kilogram in the September quarter, mainly due to the decrease in gold production and the above inflation wage increases. In US dollar terms total cash costs also increased 11 per cent from US$420 per ounce to US$466 per ounce.

Beatrix posted an operating profit of R163 million (US$23 million) for the quarter compared with R199 million (US$28 million) in the June quarter.

Capital expenditure decreased from R207 million (US$29 million) to R134 million (US$19 million) in the September quarter and includes ore reserve development, progress on the 3 shaft project and capital development at the West and South sections.

Gold production, cash costs and capital expenditure in the December quarter are forecast to be similar to the September quarter.

South Deep

		September 2007	June 2007
Gold produced	- kg	2,312	2,163
	- 000'ozs	74.3	69.5
Yield - underground	- g/t	6.6	5.7
- combined	- g/t	4.8	4.9
Total cash costs	- R/kg	132,223	135,368
	- US$/oz	579	594

Gold production at South Deep increased by 7 per cent from 69,500 ounces in the June quarter to 74,300 ounces in the September quarter. The increase in gold production was due to an increase in the underground yield from 5.7 grams per ton to 6.6 grams per ton and an increase in surface ore processed from 71,000 tons to 150,000 tons.

Development at South Deep increased 10 per cent for the September quarter, but this increase does not yet include the below infrastructure development where development of crews and equipment are presently being mobilised.

Operating costs at R314 million (US$44 million) for the quarter increased by 3 per cent compared with the June quarter's costs of R304 million (US$42 million). This was mainly due to the annual wage increases. As a result of the increased gold production the total cash cost decreased by 2 per cent to R132,223 per kilogram (US$579 per ounce), compared with the R135,368 per kilogram (US$594 per ounce) in the June quarter.

Operating profit increased from R28 million (US$4 million) in the June quarter to R45 million (US$6 million) as a result of the increased gold revenue.

Capital expenditure was similar at R169 million (US$24 million) for the current quarter and included R55 million (US$8 million) on the deepening of the ventilation shaft, R27 million (US$4 million) on the refrigeration plant and R33 million (US$5 million) on capital development.

Gold production and costs for the December quarter should be similar to the September quarter. Capital expenditure will increase as the new mine expansion projects to 330,000 ton per month milled proceeds, with increased expenditure. The development mining contractor will commence in the December quarter with capital metres ramping up by the end of the March quarter. Progress on the 94 level refrigeration and ventilation shaft brattice wall equipping are ongoing.

International Operations
Ghana
Tarkwa

		September 2007	June 2007
Gold produced	- 000'ozs	154.0	170.5
Yield - heap leach	- g/t	0.8	0.8
- CIL plant	- g/t	1.5	1.5
- combined	- g/t	0.9	0.9
Total cash costs	- US$/oz	423	308

Gold production for the September quarter decreased by 10 per cent from 170,500 ounces to 154,000 ounces. Abnormally high seasonal rainfall, which exceeded the fifty year high, had a negative impact on both the mining and the processing operations. As a consequence of the heavy rain the CIL plant throughput was negatively affected in the first two months of the quarter. The SAG mill throughput decreased due to a lack of suitable run of mine feed, together with lower volumes of competent material available due to limited access to some of the pits.

Total tons mined, including capital stripping, decreased from 28.5 million tons to 27.7 million tons. Ore mined (excluding low grade ore mined of 776,000 tons at 0.8 grams per ton) decreased to 4.72 million tons compared with 5.47 million tons in the June quarter. This decrease of 750,000 ore tons was due to the excessive rains which caused flooding in the Teberebie pit and a shortage of competent material resulting in mill blending problems. The mined grade of 1.27 grams per ton was similar quarter on quarter. The overall strip ratio for the quarter was 4.88 compared with 4.22 in the June quarter.

Total feed to the heap leach sections was 3.91 million tons compared with 4.21 million tons for the June quarter. Yields from the heap leach sections were similar quarter on quarter at 0.8 grams per ton. The heap leach sections produced 92,300 ounces compared with the 101,100 ounces achieved in the June quarter. The total feed to the CIL plant was 1.30 million tons compared with 1.43 million tons in the June quarter. Yields were similar at 1.5 gram per ton. The CIL plant produced 61,700 ounces in the September quarter compared with 69,400 ounces in the previous quarter. Combined yield at Tarkwa was unchanged quarter on quarter at 0.9 grams per ton. There was a net gold-in-process release from the combined CIL and heap leach sections of 3,800 ounces.

Operating costs, including gold-in-process movements, increased from US$53 million (R374 million) to US$64 million (R451 million) in the September quarter. This increase was mainly due to a stock revaluation of US$10 million (R64 million) relating to low grade mined ore stockpiles recognised in the previous quarter. As a result total cash costs increased from US$308 per ounce to US$423 per ounce. Operating cost per ton processed, which excludes gold-in-process movements, was US$12.28 compared with the US$11.06 in the June quarter. The increase in unit operating costs is related to the lower production due to the high rain fall and increased commodity prices.

Operating profit was 38 per cent lower at US$38 million (R270 million) compared with US$61 million (R437 million) in the June quarter.

Capital expenditure decreased from US$48 million (R345 million) to US$43 million (R307 million) for the September quarter, with expenditure on the Phase 5 heap leach project and the CIL expansion project at US$6 million (R42 million) and US$11 million (R78 million) respectively. Expenditure on the pre-stripping at the Teberebie cutback (US$9 million : R64 million) continued.

Gold production for the December quarter is expected to be about 7 per cent higher than the September quarter. Unit cash costs should decrease in the December quarter due to the expected increase in gold production and lower operational costs brought about by expected drier weather conditions.

Damang

		September 2007	June 2007
Gold produced	- 000'ozs	47.4	39.3
Yield	- g/t	1.3	1.0
Total cash costs	- US$/oz	468	572

Gold production for the September quarter was 47,400 ounces, compared with 39,300 ounces produced in the June quarter, an increase of 21 per cent. The seventh carbon-in-leach tank in the processing plant was commissioned two months ahead of schedule and a second gravity unit was also brought on line. Both these projects enhanced gold recovery during the quarter.

Total tons mined, including capital stripping, was 7.1 million tons, compared with 7.4 million tons in the June quarter. The excessive wet weather conditions experienced during the quarter contributed significantly to the reduction in tons mined. Ore mined increased from 657,000 tons to 794,000 tons in the September quarter due to an increase in ore tons mined from the Damang pit cutback and Tomento pit 2 which replaced ore from the depleted Kwesie North and J2SW pits. As a result, the overall strip ratio decreased as forecast from 10.24 to 7.97 quarter on quarter. The average mined grade improved from 1.47 grams per ton to 1.51 grams per ton due to the increase in high grade fresh ore from the Damang cutback and Tomento 4.

Mill throughput for the quarter reduced by 9 per cent from 1.24 million tons to 1.12 million tons due to an increase in the higher grade hard rock delivered, as the excessive rains limited the delivery of the softer oxides from Tomento pit 1. The increase in hard rock reduced mill throughput by 14 per cent, from 710 to 610 tons per hour. This was more than offset by the increase in yield from 1.0 gram per ton to 1.3 grams per ton due to the replacement of oxides with the increased higher-grade tonnage from the Damang pit cutback and Tomento pit 4. Added to this was an increase in metallurgical recovery during the quarter due to a significant reduction in solution losses as a result of improved leach tanks availability, improved carbon management and enhanced gravity gold recovery. The primary crusher is again operating at design capacity. The increased availability of the crusher during the quarter has allowed for the expansion of the crushed ore stockpile to 160,000 tons to allow operational and blend flexibility at the mine.

Costs, including gold-in-process movements, decreased from the US$23 million (R163 million) to US$22 million (R155 million) for the quarter. The positive change in gold-in-process of US$2 million (R14 million) was partially offset by the increase in operating costs of US$1 million (R7 million). The main factors contributing to the increase in operating costs were the higher diesel price, replacement of conveyor belts and increased plant maintenance. The total cost per ton processed at US$21.53 was higher than the previous quarter's US$18.68 per ton due to the increase in operating costs, and the lower volumes processed. Total cash costs decreased from US$572 per ounce to US$468 per ounce, reflecting the higher gold production and positive change in gold-in-process.

Operating profit for the quarter at US$10 million (R69 million) more than doubled when compared with the US$4 million (R24 million) achieved in the June quarter.

Capital expenditure at US$7 million (R52 million) was lower than the US$9 million (R63 million) spent in the previous quarter, with the majority of this expenditure again incurred on the Damang cutback.

Gold production is expected to increase by about 5 per cent in the December quarter compared with the September quarter due to increased gold output from the Damang pit cutback. Cash costs should reduce due to the increase in production.

Venezuela
Choco 10

		September 2007	June 2007
Gold produced	- 000'ozs	15.7	7.4
Yield	- g/t	1.2	1.6
Total cash costs	- US$/oz	684	912

At Choco 10 production doubled from 7,400 ounces in the June quarter to 15,700 ounces in the September quarter. This was due to an increase in mill throughput from 147,000 tons to 401,000 tons as a result of an improved supply of water from seasonal rains, water wells and a more efficient reclaim system from the tailings dam. On-site water storage facilities should be sufficient to provide a continuous water supply into the future, resulting in less reliance on seasonal rains. Tons milled was adversely affected during the quarter due to a road blockage by local small miners that resulted in 31 shifts (approximately 10 days) of lost production. Yield including 4,100 ounces locked-up in the plant improved marginally from 1.6 grams per ton to 1.8 grams per ton, compared with the declared yield of 1.2 grams per ton which is determined based on gold produced.

Mining continued in the Pisolita and Rosika-Coacia pits. Mining volumes increased from a total of 1.41 million tons in the June quarter to 1.59 million tons in the September quarter. Ore tons increased from 199,000 tons to 268,000 tons this quarter, but was below forecast mainly as a result of the road blockage and low equipment availability. However grades improved from 1.5 grams per ton to 2.1 grams per ton quarter on quarter, the affect of which will be seen in the December quarter.

Operating costs, including gold-in-process movements, amounted to US$12 million (R86 million) compared with US$9 million (R65 million) in the June quarter. This increase was mainly due to the increase in mining and processing volumes and labour cost increases resulting from recent wage negotiations. Total cash costs decreased from US$912 per ounce to US$684 per ounce driven by the increase in gold production and the gold-in-process credit resulting from the plant lock-up. An operating profit of US$2 million (R15 million) was realised compared with a loss of US$3 million (R19 million) in the June quarter.

Capital expenditure amounted to US$6 million (R40 million) for the quarter compared with US$5 million (R33 million) in the June quarter. The majority of this expenditure, US$3 million (R23 million), was on resource conversion drilling in an additional shallow mineralized zone in the hanging wall of the Coacia deposit. The updated resource model for the area should have an impact on mine design and contribute to an increase in the reserve. Discussions with government ministries in Venezuela continued on the permitting project with respect to obtaining access to the Yuruari River. Over US$1 million (R9 million) was invested in the design and permitting of this and the water wells projects.

Gold production for the December quarter is expected to increase to around 20,000 ounces, provided there are no significant operating interruptions from community, government, suppliers or unions. Cash costs should reduce in line with the increased production.

Australia
St Ives

		September 2007	June 2007
Gold produced	- 000'ozs	102.4	119.5
Yield - heap leach	- g/t	0.5	0.5
- milling	- g/t	2.5	3.1
- combined	- g/t	1.8	2.4
Total cash costs	- A$/oz	650	591
	- US$/oz	551	491

Gold produced for the quarter decreased in line with previous guidance (15 per cent fall quarter-on-quarter) from 119,500 ounces to 102,400 ounces. This was mainly due to reduced tonnage from the high grade Delta North and Thunderer pit, and the underground Conqueror operation which were depleted at the end of last quarter. This change to the blend of operating mines resulted in lower grade surface stockpiled material being used to supplement the mill feed. Gold produced from the Lefroy mill was 92,100 ounces, down from the June quarter result of 111,300 ounces. Tons milled were unchanged at 1.14 million tons. Yield decreased from 3.1 grams per ton to 2.5 grams per ton in the quarter due to the processing of the stockpiled material. Heap leach production was 10,300 ounces this quarter, up 25 per cent when compared with the June quarter total of 8,200 ounces, as the benefits of the recently commissioned agglomeration drum began to be realised along with a small increase in tons treated from 475,000 tons to 482,000 million tons.

During the quarter 3.5 million bank cubic metres (BCMs) of ore and waste, which includes waste classified as capital for accounting purposes, were mined from the open pit operations compared with 3.4 million BCMs in the previous quarter. Open pit operations produced 1.2 million tons of ore for the quarter, compared with 1.1 million tons for the previous quarter. The majority of ore was mined from the North Revenge and Leviathan pits. The open pit ore grade decreased to 1.8 grams per ton compared with 2.0 grams per ton in the previous quarter. The Thunderer pit was completed, while the Cave Rocks and Bahama pits commenced ore production after initial stripping. The average strip ratio including capital waste was 6.4 in the September quarter compared with 9.0 in the June quarter.

Underground operations mined 247,000 tons of ore at 5.0 grams per ton for the quarter compared with 297,000 tons at 5.7 grams per ton in the previous quarter. The majority of this decrease was due to the completion of mining of the Conqueror underground reserve.

Operating costs, including gold-in-process movements, decreased from A$74 million (R433 million) in the June quarter to A$69 million (R413 million) in the September quarter. This decrease reflected the lower underground production during the quarter. The lower ounces, as a result of the above factors, resulted in an increase in total cash costs from A$591 per ounce (US$491 per ounce) for the June quarter to A$650 per ounce (US$551 per ounce) for the September quarter.

Operating profit decreased from A$23 million (R137 million) to A$14 million (R86 million) due to the lower gold production.

Capital expenditure at A$25 million (R152 million) was unchanged quarter on quarter. Mine development capital of A$14 million (R85 million) included commencement of development at the Cave Rocks underground mine and Pluton open pit, and continuation of development of the Argo and Belleisle underground mines and Cave Rocks open pit.

Gold production for the December quarter is expected to increase by about 7 per cent compared with the September quarter due to the increase in open pit sourced tons at higher grades. Development of the new underground mines at Cave Rocks and Belleisle remains a focus to return production to historical levels in the second half of financial 2008. Cash costs should decrease marginally in the December quarter.

Agnew

		September 2007	June 2007
Gold produced	- 000'ozs	51.0	53.5
Yield	- g/t	4.7	4.9
Total cash costs	- A$/oz	507	476
	- US$/oz	430	395

Gold production for the September quarter was 51,000 ounces, 5 per cent lower than the June quarter's 53,500 ounces. This production decrease was due to the yield decreasing from 4.9 grams per ton to 4.7 grams per ton quarter on quarter, resulting from lower grades at Songvang open pit and Kim underground. Tons milled and treated were similar quarter on quarter at 334,000 tons.

Ore mined from underground increased in the September quarter to 120,000 tons at a grade of 9.1 grams per ton compared with 77,000 tons at 10.0 grams per ton in the June quarter. This was mainly due to increased tonnages from Kim South as additional ore was extracted from four separate stopes. Total open pit production for the June quarter decreased from 525,000 tons at a grade of 3.6 grams per ton to 202,000 tons at a grade of 3.2 grams per ton in the September quarter as the Songvang open pit was completed by the end of August.

At Agnew, cash operating costs after adjusting for amortisation included in gold-in-process was virtually unchanged at A$26 million (R156 million). Total cash costs increased from A$476 per ounce (US$395 per ounce) to A$507 per ounce (US$430 per ounce) for the September quarter. The increase in cash costs per ounce is attributable to a decrease in production levels.

Operating profit decreased from A$27 million (R157 million) in the June quarter to A$14 million (R85 million) due to the abovementioned factors as well as the decrease in gold revenue.

Capital expenditure decreased from A$10 million (R60 million) in the June quarter to A$6 million (R38 million) in the September quarter. The majority of this decrease related to a higher June quarter expenditure due to progress payments for the upgrading of mine accommodation. Decreased capital development at Kim Lode in the September quarter was also a factor.

Gold produced during the December quarter is expected to be slightly lower than the September quarter. Cash costs should remain steady quarter on quarter.

Quarter ended 30 September 2007 compared with quarter ended 30 September 2006

Group attributable gold production decreased marginally from 1,005,000 ounces for the quarter ended September 2006 to 1,001,000 ounces in the September 2007 quarter.

At the South African operations gold production increased from 649,000 to 689,000 ounces. Driefontein and Kloof were little changed at 260,000 and 235,000 ounces respectively. Gold production at Beatrix decreased by 20 per cent to 119,000 ounces due to a combination of lower grades and lower volumes. This shortfall was offset by South Deep, control of which was acquired on 1 December 2006, which produced 74,000 ounces during the September 2007 quarter.

At the international operations total gold production decreased from 421,000 ounces in September quarter 2006 to 371,000 ounces in September quarter 2007. In Ghana, Tarkwa's gold production decreased 14 per cent to 150,000 ounces due to a reduction of available high grade fresh ore tonnages mined and processed due to the wet conditions during the quarter. Damang was less affected by the rain and was only marginally lower at 47,000 ounces. In Australia, St Ives and Agnew both decreased by around 16 per cent to 102,000 ounces and 51,000 ounces respectively. The decrease at St Ives was due to the closure of the higher grade Conquerer underground mine, which was replaced with lower grades surface ore. Agnew saw a decrease in ore mined from the high grade Kim Lode replaced by lower grade Songvang ore. At Choco 10, gold production was little changed at 14,000 ounces.

Revenue increased by 8 per cent in rand terms from R4,732 million (US$667 million) to R5,119 million (US$721 million). The higher average gold price of R156,355 per kilogram (US$685 per ounce) compared with R142,035 per kilogram (US$622 per ounce) achieved in 2006 more than offset the lower production. The rand/US dollar was unchanged at US$1 = R7.10.

Operating costs, including gold-in-process movements, increased from R2,745 million (US$387 million) to R3,388 million (US$477 million), an increase of R643 million (US$90 million) or 23 per cent. This increase was mainly due to the acquisition of control of South Deep on 1 December 2006, which added R314 million (US$44 million) to costs in the September quarter 2007. Excluding South Deep the increase is 12 per cent. The majority of the balance was due to above inflation wage increases in South Africa, significant price increases of important inputs – namely fuel, steel and cyanide to mention but a few at all the operations, increased power costs in Ghana and increased maintenance costs on the owner mining fleet at Tarkwa, the increased royalty at St Ives and the increased cost of mining the Songvang open pit. Total cash costs for the Group in rand terms, increased 24 per cent from R79,862 per kilogram (US$350 per ounce) to R99,227 per kilogram (US$435 per ounce).

At the South African operations, operating costs increased by 29 per cent from R1,644 million in the quarter ended September 2006 to R2,114 million in the quarter ended September 2007. The increase excluding South Deep was 9 per cent, and was due to the above inflation wage increases effective this quarter, an increase in stoping and development and the increase in certain input costs such as steel and food, partially offset by the cost saving initiatives implemented over the year. Total cash costs increased 22 per cent from R77,543 per kilogram to R94,248 per kilogram due to the inclusion of South Deep, which averaged R132,223 per kilogram in the September quarter 2007, as well as the cost increases and the lower production at the other South African operations. Excluding South Deep, total cash costs increased from R77,543 per kilogram to R89,657 per kilogram an increase of 16 per cent.

At the international operations total cash costs increased by 30 per cent from US$365 per ounce to US$476 per ounce, mainly due to higher power costs in Ghana due to load shedding, increased maintenance costs of the mining fleet at Tarkwa, increased costs at Agnew due to increased mining and processing of the Songvang open pit compared with the September quarter 2006, and the combined effect of higher stripping ratios and lower grades, together with the increased cost of inputs driven by the commodities boom. This was exacerbated by the 14 per cent decrease in gold output from the international operations.

Operating profit decreased from R1,987 million (US$280 million) to R1,731 million (US$244 million), with the benefit of the higher gold price offset by the lower production and the increase in costs.

After accounting for taxation and sundry items net earnings decreased from R698 million (US$98 million) to R429 million (US$60 million) for the September quarter 2007.

Earnings excluding gains and losses on foreign exchange, financial instruments and exceptional items decreased from R702 million (US$99 million) in September quarter 2006 to R400 million (US$56 million) in the September quarter 2007.

Capital and development projects
Cerro Corona

During the quarter community relationships remained stable on the Cerro Corona project site. While community employment and contracting levels are significant at this point in time, these will decline as construction activities tail-off through the latter part of the calendar year, presenting a possible catalyst for social discontent. Strategies have been developed to reduce the impact of this. The Community stakeholder participation remains high with over 50 local contractors and suppliers, while 825 of the 2,800 people working on site are from local communities.

There were no Lost Time Injuries (LTI's) during the period. The Project has expended approximately 9.2 million man-hours since October 2005 with no LTI's and nine Medically Treated Incidents (MTI's). There were no significant environmental incidents during the period.

Mining activities during the quarter remained focused on generating construction materials for various site structures, in particular the tailings dam structure. The mining fleet will continue to work in three rock quarries within the project boundary prior to returning to Cerro Corona mine late in this calendar year. A total of 2.18 million tons was excavated from the Cerro Corona mine this quarter (June quarter 1.45 million tons), of which approximately 61 per cent was overburden, with the balance being oxide and sulphide ores for stockpiling. Surface mine development has progressed to the point that further mining of sulfide ore and overburden will only take place upon commissioning of the concentrator early in calendar 2008. Mining progress is no longer on the critical path for project start-up. Unit mining cost performance, at US$1.77 per ton was in line with expectations.

During the quarter engineering efforts remained focused at the Cerro Corona mine site in support of field construction efforts. On the procurement front, all major construction packages have now been awarded and are in process. Critical items are being expedited to maintain the schedule as required.

On the construction front, three major milestones were achieved by quarter end:
- Grouting of the tailing embankment keyway was completed thereby allowing for placement of significant quantities of rock fill as well as various engineered rock products required in the approved design. Completion of the embankment height sufficient to impound water for mill start up is expected to be achieved in the March F2008 quarter.
- All major process mechanical components were set with initial piping and electrical systems being installed.
- Enclosing of the main buildings has commenced. This will enable interior work to progress through the inclement rainy weather season (November through April).

Completion of construction is forecast for January 2008, and the project is still expected to commence ore treatment thereafter, with shipment of concentrates commencing in the March F2008 quarter. The greatest schedule risk remains delays in completion of the tailings embankment.

During the September quarter cumulative construction commitments reached US$319 million (June US$266 million) while total capital expenditure in the September quarter was US$87 million (June US$90 million).

Exploration and corporate development

Gold Fields completed drilling on five projects during the quarter on its greenfield exploration sites.

At the Essakane project in Burkina Faso, the Bankable Feasibility Study was completed and delivered to our partners, securing an additional 10 per cent share in the project and bringing GFI's stake to 60 per cent. Highlights from the study include ore production of 5.4 million tons per annum, producing an average of 292,000 ounces per annum of gold over 8.6 years. The partners are currently reviewing the study before making a production decision expected before the end of the year.

On the Sankarani project in south-western Mali, presently operated by partner Glencar Mining plc (AIM: "GEX"), a review of the project's untested potential was incorporated into a wider regional review. To date just over US$2.5 million has been spent giving Gold Fields an effective 25 per cent interest in the project. Gold Fields has a right to increase its stake to 51 per cent by spending an additional US$1.5 million by December 2007. Twenty-seven new targets for RAB drilling were identified within the Bokoro and Sanioumale licenses. At the 80 per cent owned Kisenge project in the southern DRC, the second phase of diamond drilling was completed on the Kajimba, Mpokoto, Lungenda and Weji targets with encouraging results. Drilling was started on the Katompe target and work was continuing on a regional stream sediment sampling programme to identify new anomalies within our license areas.

In Kyrgyzstan, Gold Fields has an option to joint venture the Talas project via its equity placement in Lero Gold Corp (TSX-V: "LER"). Phase 1 drilling at Taldybulak Central and Northwest targets was completed. In Slovakia, Gold Fields has a right of first refusal to joint venture the Biely Vrch project through our equity holdings in EMED Mining Public Limited (AIM: "EMED"). During the quarter, Gold Fields participated in a second private placement in EMED to maintain its holding at 10 per cent.

At the Central Victoria project in Australia, aircore and diamond drilling continued to define and extend significant gold anomalism. Initial diamond drilling was commenced on the southern end of the eight kilometer long Main-Lees trend as part of the Fosterville East JV. Gold Fields is earning an 80 per cent stake in the Gobondery JV, Wellington North JV and Cowal East JV. In Central Queensland, Gold Fields entered into the Mt Carton regional joint venture agreement with Conquest Mining Limited (ASX: "CQT") where we can earn a 51 per cent stake in eight exploration tenements surrounding Conquest's Silver Hill discovery.

In the El Callao District in Venezuela, adjacent to the Choco 10 Mine, drilling was completed on the La Pinta, La Victoria and Avila targets. On the Dominican Republic joint venture with partner GoldQuest Mining Corp (TSX-V: "GQC"), preparations were made to commence drilling in the December quarter on the Cerro Dorado, Piedra Iman and Josefina targets. In Central Chile at the joint venture with a private Chilean company (Gold Fields earning 70 per cent), 13,200 hectares of exploration concessions were staked on selected target areas in the Maricunga Belt.

Corporate

Sale of Essakane Project
On 11 October an agreement was reached in terms of which Gold Fields will sell its current 60 per cent stake in the Essakane project located in Burkina Faso, West Africa, to its partner in the project, Orezone Resources Inc.

Orezone will pay Gold Fields US$150 million in cash and US$50 million in Orezone securities or US$200 million in cash at Orezone's election. To date Gold Fields has spent a total of US$47 million on the project. The sale price represents a significant return on investment for Gold Fields.

The transaction is subject to a number of conditions, including Orezone securing net proceeds of at least US$150 million through a public offering of its securities, and approval of the transaction by the South African Reserve Bank. Gold Fields and Orezone expect the transaction to close towards the end of November.

Sale of Venezuela assets
On 12 October 2007 an agreement was reached in terms of which Gold Fields will effectively dispose of its assets in Venezuela to Rusoro Mining Ltd. for a total consideration of approximately US$532 million*.

Rusoro will pay Gold Fields a minimum of US$150 million in cash, US$30 million in convertible debt, and 140 million Rusoro shares. Gold Fields is expected to own around 38 per cent of the outstanding shares of that Company after the transaction has been concluded. Gold Fields will, through its exposure to Rusoro, retain exposure to the upside inherent in the assets. The total investment to date in the Venezuelan assets, including the initial acquisition costs, is US$425 million. .

The transaction envisages Rusoro acquiring Gold Fields' stake in the Choco 10 gold mine, as well as the contiguous mineral rights owned by Gold Fields.

The transaction is subject to various conditions, including South African Reserve Bank and stock exchange approvals, the raising of the required funding by Rusoro, as well as approval by Rusoro shareholders, more than 50 per cent of who have given written irrevocable support to the transaction. Rusoro and Gold Fields expect the transaction to close in mid-December 2007.

* Based on the 10-day VWAP of the Rusoro share price at the time of the announcement.

Provisional accounting for South Deep
The acquisition of South Deep has been accounted for on a provisional basis in accordance with IFRS 3. This has resulted in the recognition of goodwill amounting to R4.4 billion.

Outlook
Excluding Choco 10 from both quarters, gold production should increase and unit costs decline in the December quarter when compared with the September quarter.

Basis of accounting
The unaudited results for the quarter have been prepared on the International Financial Reporting Standards (IFRS) basis. The detailed financial, operational and development results for the September 2007 quarter are submitted in this report.

These consolidated quarterly statements are prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies used in the preparation of this report are consistent with those applied in the previous financial year except for the adoption of the revised international accounting standards forthcoming from the IAS improvements project and new IFRS issued by the International Accounting Standards Board.

I.D. Cockerill
Chief Executive Officer
25 October 2007

Income statement
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

South African Rand	Quarter		
	September 2007	June 2007	September 2006
Revenue	5,118.9	5,112.6	4,731.9
Operating costs, net	3,387.7	3,163.0	2,745.3
- Operating costs	3,391.2	3,289.7	2,763.6
- Gold inventory change	(3.5)	(126.7)	(18.3)
Operating profit	1,731.2	1,949.6	1,986.6
Amortisation and depreciation	782.9	871.5	680.7
Net operating profit	948.3	1,078.1	1,305.9
Net interest (paid)/received	(95.6)	(59.5)	16.7
(Loss)/gain on foreign exchange	(13.6)	(32.1)	(2.9)
Gain/(loss)on financial instruments	8.9	39.3	(9.4)
Other	(11.4)	(10.1)	(28.7)
Exploration	(91.4)	(89.1)	(65.6)
Profit before tax and exceptional items	745.2	926.6	1,216.0
Exceptional gain	29.3	35.2	8.7
Profit before taxation	774.5	961.8	1,224.7
Mining and income taxation	291.7	365.9	464.2
- Normal taxation	226.4	140.2	251.7
- Deferred taxation	65.3	225.7	212.5
Net profit	482.8	595.9	760.5
Attributable to:			
- Ordinary shareholders	428.6	527.5	697.8
- Minority shareholders	54.2	68.4	62.7
Exceptional items:			
Profit on sale of investments	-	5.6	0.4
Profit on sale of assets	29.3	32.4	8.3
Impairment of assets	-	(2.8)	-
Total exceptional items	29.3	35.2	8.7
Taxation	(11.2)	(14.0)	(3.1)
Net exceptional items after tax and minorities	18.1	21.2	5.6
Net earnings	428.6	527.5	697.8
Net earnings per share (cents)	66	81	141
Diluted earnings per share (cents)	62	77	141
Headline earnings	410.5	506.3	692.2
Headline earnings per share (cents)	63	78	140
Net earnings excluding gains and losses on foreign exchange, financial instruments and exceptional items	399.8	488.4	701.7
Net earnings per share excluding gains and losses on foreign exchange, financial instruments and exceptional items (cents)	61	75	142
Gold sold – managed kg	32,739	33,454	33,315
Gold price received R/kg	156,355	152,825	142,035
Total cash costs R/kg	99,227	92,273	79,862

Income statement

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

United States Dollars	Quarter		
	September 2007	June 2007	September 2006
Revenue	721.0	718.5	666.5
Operating costs, net	477.1	444.4	386.6
- Operating costs	477.6	462.0	389.2
- Gold inventory change	(0.5)	(17.6)	(2.6)
Operating profit	243.9	274.1	279.9
Amortisation and depreciation	110.3	122.3	95.9
Net operating profit	133.6	151.8	184.0
Net interest (paid)/received	(13.5)	(8.4)	2.4
(Loss)/gain on foreign exchange	(1.9)	(4.5)	(0.4)
Gain/(loss) on financial instruments	1.3	5.4	(1.3)
Other	(1.6)	(1.5)	(4.1)
Exploration	(12.9)	(12.5)	(9.3)
Profit before tax and exceptional items	105.0	130.3	171.3
Exceptional gain	4.1	5.0	1.2
Profit before taxation	109.1	135.3	172.5
Mining and income taxation	41.1	51.6	65.4
- Normal taxation	31.9	20.0	35.5
- Deferred taxation	9.2	31.6	29.9
Net profit	68.0	83.7	107.1
Attributable to:			
- Ordinary shareholders	60.4	74.1	98.3
- Minority shareholders	7.6	9.6	8.8
Exceptional items:			
Profit on sale of investments	-	0.9	-
Profit on sale of assets	4.1	4.5	1.2
Impairment of assets	-	(0.4)	-
Total exceptional items	4.1	5.0	1.2
Taxation	(1.6)	(2.0)	(0.4)
	-		-
Net exceptional items after tax and minorities	2.5	3.0	0.8
Net earnings	60.4	74.1	98.3
Net earnings per share (cents)	9	11	20
Diluted earnings per share (cents)	9	11	20
Headline earnings	57.9	71.1	97.5
Headline earnings per share (cents)	9	11	20
Net earnings excluding gains and losses on foreign exchange, financial instruments and exceptional items	56.3	68.9	98.8
Net earnings per share excluding gains and losses on foreign exchange, financial instruments and exceptional items (cents)	9	11	20
South African rand/United States dollar conversion rate	7.10	7.09	7.10
South African rand/Australian dollar conversion rate	6.02	5.89	5.38
Gold sold – managed	ozs (000)	1,053	1,076	1,071
Gold price received	$/oz	685	670	622
Total cash costs	$/oz	435	405	350

Balance sheet
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	South African Rand		United States Dollars	
	September 2007	June 2007	**September 2007**	June 2007
Property, plant and equipment	**42,928.0**	41,970.8	**6,132.6**	5,870.0
Goodwill	**4,458.9**	4,458.9	**637.0**	623.7
Non-current assets	**641.3**	627.7	**91.6**	87.8
Investments	**2,460.9**	2,272.4	**351.6**	317.8
Current assets	**5,180.0**	6,061.2	**739.9**	847.7
- Other current assets	**3,710.1**	3,751.1	**529.9**	524.6
- Cash and deposits	**1,469.9**	2,310.1	**210.0**	323.1
Total assets	**55,669.1**	55,391.0	**7,952.7**	7,747.0
Shareholders' equity	**37,036.5**	37,106.3	**5,290.8**	5,189.7
Deferred taxation	**5,998.9**	5,979.6	**857.0**	836.3
Long-term loans	**7,127.5**	6,170.5	**1,018.2**	863.0
Environmental rehabilitation provisions	**1,428.9**	1,414.1	**204.1**	197.8
Post-retirement health care provisions	**20.5**	21.0	**2.9**	2.9
Current liabilities	**4,056.8**	4,699.5	**579.7**	657.3
- Other current liabilities	**3,682.1**	3,980.9	**526.2**	556.8
- Current portion of long-term loans	**374.7**	718.6	**53.5**	100.5
Total equity and liabilities	**55,669.1**	55,391.0	**7,952.7**	7,747.0
South African rand/US dollar conversion rate			**7.00**	7.15
South African rand/Australian dollar conversion rate			**6.05**	6.06

Condensed changes in equity
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	South African Rand		United States Dollars	
	September 2007	September 2006	**September 2007**	September 2006
Balance at the beginning of the financial year	**37,106.3**	19,851.5	**5,189.7**	2,671.8
Issue of share capital	**0.1**	0.4	**-**	0.1
Increase in share premium	**8.5**	31.8	**1.2**	4.5
Mark to market valuation of listed investments	**217.3**	242.8	**30.6**	34.2
Dividends paid	**(619.8)**	(545.4)	**(87.3)**	(76.8)
Increase in share-based payment reserve	**22.4**	19.1	**3.2**	2.7
Profit attributable to ordinary shareholders	**428.6**	697.8	**60.3**	98.3
Profit attributable to minority shareholders	**54.2**	62.7	**7.6**	8.8
Decrease in minority interests	**-**	(50.7)	**-**	(7.1)
Currency translation adjustment and other	**(181.1)**	363.7	**85.5**	(16.3)
Balance as at the end of September	**37,036.5**	20,673.7	**5,290.8**	2,720.2

Reconciliation of headline earnings with net earnings
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	South African Rand		United States Dollars	
	September 2007	June 2007	**September 2007**	June 2007
Net earnings	**428.6**	527.5	**60.4**	74.1
Profit on sale of investments	**-**	(5.6)	**-**	(0.9)
Taxation effect of profit on sale of investments	**-**	2.1	**-**	0.3
Profit on sale of assets	**(29.3)**	(32.4)	**(4.1)**	(4.5)
Taxation effect of profit on sale of assets	**11.2**	11.9	**1.6**	1.7
Other after tax adjustments	**-**	2.8	**-**	0.4
Headline earnings	**410.5**	506.3	**57.9**	71.1
Headline earnings per share – cents Based on headline earnings as given above divided by 652,219,625 for September 2007 (June 2007- 652,113,557) being the weighted average number of ordinary shares in issue for the quarter.	**63**	78	**9**	11

Cash flow statement
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

South African Rand	Quarter		
	September 2007	June 2007	September 2006
Cash flows from operating activities	**985.3**	1,969.3	1,609.3
Profit before tax and exceptional items	**745.2**	926.6	1,216.0
Exceptional items	**29.3**	35.2	8.7
Amortisation and depreciation	**782.9**	871.5	680.7
Change in working capital	**(223.8)**	274.0	9.9
Taxation paid	**(361.1)**	(136.7)	(314.8)
Other non-cash items	**12.8**	(1.3)	8.8
Dividends paid	**(619.9)**	-	(555.9)
Ordinary shareholders	**(619.9)**	-	(545.4)
Minority shareholders in subsidiaries	**-**	-	(10.5)
Cash flows from investing activities	**(1,932.8)**	(2,331.8)	(1,307.2)
Capital expenditure – additions	**(1,956.3)**	(2,190.4)	(1,188.0)
Capital expenditure – proceeds on disposal	**30.8**	41.1	8.4
Purchase of subsidiaries	**-**	(25.0)	-
Purchase of investments	**(2.4)**	(99.9)	(121.4)
Proceeds on the disposal of investments	**-**	11.3	2.2
Environmental and post-retirement health care payments	**(4.9)**	(68.9)	(8.4)
Cash flows from financing activities	**744.2**	336.8	(168.9)
Loans received	**908.6**	5,324.1	-
Loans repaid	**(173.0)**	(5,003.0)	(155.6)
Minority shareholders loans repaid	**-**	-	(45.5)
Shares issued	**8.6**	15.7	32.2
Net cash outflow	**(823.2)**	(25.7)	(422.7)
Translation adjustment	**(17.0)**	8.0	29.1
Cash at beginning of period	**2,310.1**	2,327.8	1,617.5
Cash at end of period	**1,469.9**	2,310.1	1,223.9

United States Dollars	Quarter		
	September 2007	June 2007	September 2006
Cash flows from operating activities	**131.0**	276.1	226.7
Profit before tax and exceptional items	**104.9**	130.3	171.3
Exceptional items	**4.1**	5.0	1.2
Amortisation and depreciation	**110.3**	122.3	95.9
Change in working capital	**(31.5)**	37.8	1.4
Taxation paid	**(58.6)**	(19.1)	(44.3)
Other non-cash items	**1.8**	(0.2)	1.2
Dividends paid	**(88.6)**	-	(78.3)
Ordinary shareholders	**(88.6)**	-	(76.8)
Minority shareholders in subsidiaries		-	(1.5)
Cash flows from investing activities	**(272.2)**	(331.2)	(184.1)
Capital expenditure – additions	**(275.5)**	(306.4)	(167.3)
Capital expenditure – proceeds on disposal	**4.3**	5.7	1.2
Purchase of subsidiaries	**-**	(8.5)	-
Purchase of investments	**(0.3)**	(14.2)	(17.1)
Proceeds on the disposal of investments	**-**	1.8	0.3
Environmental and post-retirement health care payments	**(0.7)**	(9.6)	(1.2)
Cash flows from financing activities	**104.8**	17.9	(23.8)
Loans received	**128.0**	718.0	-
Loans repaid	**(24.4)**	(708.1)	(21.9)
Minority shareholders loans repaid	**-**	-	(6.4)
Shares issued	**1.2**	8.0	4.5
Net cash outflow	**(125.0)**	(37.2)	(59.5)
Translation adjustment	**11.9**	37.0	2.8
Cash at beginning of period	**323.1**	323.3	217.7
Cash at end of period	**210.0**	323.1	161.0

Hedging / Derivatives

The Group's policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:

- to protect cash flows at times of significant expenditure,
- for specific debt servicing requirements, and
- to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

Gold Fields has various currency financial instruments - those remaining are described in the schedule.

Position at end of September 2007

US Dollars / Rand forward purchases

As a result of the draw down under a bridge loan facility to settle the close-out of the Western Areas gold derivative structure, US dollars/rand forward cover was purchased during the March quarter for the amount of US$550.8 million for settlement 6 August 2007, at an average forward rate of 7.3279. This cover was established at an average spot rate of 7.1918. For accounting purposes, this forward cover has been designated as a hedging instrument. The forward cover points have been accounted for as part of interest.

On 6 August 2007, this US dollars/rand forward cover was extended to 6 November 2007 at a rate of R7.1987 based on an average spot rate of 7.1000.

Year ended 30 June		**2008**
Forward purchases:		
Amount (US dollars)	- 000's	550,800
Average rate	- ZAR/US$	7.1987

At the end of September 2007 the mark to market value of the US$550.8 million forward cover was negative by R86.2 million (US$12.3 million). The quarter on quarter mark to market movement was negative R134.8 million of which R82.4 million was offset against the R82.4 million foreign exchange gains on the revaluation of the underlying loan being hedged. The balance of R52.4 million represents the forward cover cost which has been included in interest paid in the income statement.

On 27 July 2007 US dollars/ rand forward cover of US$40 million was purchased to hedge future investments in Orogen, a 100% owned subsidiary. The forward cover rate is 7.1884, based on a spot rate of 7.1000, with maturity on 30 October 2007. For accounting purposes this forward cover has been designated as a hedging instrument and the valuation thereof is included in shareholder equity.

Year ended 30 June		**2008**
Forward purchases:		
Amount (US dollars)	- 000's	40,000
Average rate	- ZAR/US$	7.1884

At the end of September 2007 the mark to market value was negative by R6.2 million (US$0.9 million).

Diesel Hedge

On 28 June 2007, Gold Fields Ghana Holdings (BVI) Ltd purchased a three month Asian style option in respect of 15 million litres of diesel, starting 1 July 2007. The call option resulted in a premium of US$0.3 million, paid upfront, at a strike rate of US$0.5572 per litre. The mark to market value at the end of September 2007 was positive by US$0.1 million. On 20 August 2007, Gold Fields Ghana Holdings (BVI) Ltd purchased a further three month Asian style option in respect of 15 million litres of diesel, starting 1 October 2007. The call option resulted in a premium of US$0.4 million, paid upfront, at a strike rate of US$0.5572 per litre. The mark to market value at the end of September 2007 was positive by US$0.7 million.

Amended Mvela Subscription and Exchange Agreement Election

Gold Fields, Mvela Gold, Mvela Resources and GFIMSA entered into an agreement, amending the Subscription and Exchange Agreement to provide that Mvela Resources may acquire a minimum of 45,000,000 and a maximum of 55,000,000 Gold Fields shares should it elect to exchange its equity interest in GFIMSA for Gold Fields' shares. The mark to market valuation of this floor and cap derivative was an unrealised gain of R32.1 million at the end of the quarter.

Total cash costs
Gold Industry Standards Basis

Figures are in millions unless otherwise stated

		Total Mine Operations	South African Operations					International Operations					
			Total	Driefontein	Kloof	Beatrix	South Deep	Total	Ghana		Venezuela	Australia #	
									Tarkwa	Damang	Choco 10	St Ives	Agnew
Operating costs [1]	September 2007	3,391.2	2,114.0	723.5	660.6	415.5	314.4	1,277.2	454.2	171.8	99.3	402.5	149.4
	June 2007	3,289.7	2,027.4	683.7	648.0	392.2	303.5	1,262.3	443.4	164.9	76.0	390.4	187.6
Gold-in-process and inventory change*	September 2007	(16.8)	-	-	-	-	-	(16.8)	(2.1)	(16.6)	(13.5)	8.1	7.3
	June 2007	(90.4)	-	-	-	-	-	(90.4)	(68.7)	(2.2)	(11.2)	30.9	(39.2)
Less: Rehabilitation costs	September 2007	14.5	10.5	4.4	3.3	2.1	0.7	4.0	1.2	-	-	2.2	0.6
	June 2007	9.3	6.8	3.0	2.0	1.7	0.1	2.5	0.7	-	-	1.8	-
Production taxes	September 2007	9.0	9.0	2.9	2.7	1.9	1.5	-	-	-	-	-	-
	June 2007	2.3	2.3	(0.2)	2.6	(1.6)	1.5	-	-	-	-	-	-
General and admin	September 2007	151.0	83.2	30.3	25.9	19.0	8.0	67.8	22.6	4.3	20.8	14.6	5.5
	June 2007	143.0	79.3	28.1	24.6	16.0	10.6	63.7	25.8	3.5	18.2	11.6	4.6
Exploration costs	September 2007	9.1	-	-	-	-	-	9.1	-	2.8	-	5.6	0.7
	June 2007	11.8	-	-	-	-	-	11.8	-	5.7	-	6.0	0.1
Cash operating costs	September 2007	3,190.8	2,011.3	685.9	628.7	392.5	304.2	1,179.5	428.3	148.1	65.0	388.2	149.9
	June 2007	3,032.9	1,939.0	652.8	618.8	376.1	291.3	1,093.9	348.2	153.5	46.6	401.9	143.7
Plus: Production taxes	September 2007	9.0	9.0	2.9	2.7	1.9	1.5	-	-	-	-	-	-
	June 2007	2.3	2.3	(0.2)	2.6	(1.6)	1.5	-	-	-	-	-	-
Royalties	September 2007	48.8	-	-	-	-	-	48.8	21.6	6.4	2.6	12.4	5.8
	June 2007	51.7	-	-	-	-	-	51.7	24.3	5.7	1.2	14.1	6.4
TOTAL CASH COSTS[2]	September 2007	3,248.6	2,020.3	688.8	631.4	394.4	305.7	1,228.3	449.9	154.5	67.6	400.6	155.7
	June 2007	3,086.9	1,941.3	652.6	621.4	374.5	292.8	1,145.6	372.5	159.2	47.8	416.0	150.1
Plus: Amortisation*	September 2007	758.6	436.5	144.9	159.1	63.9	68.6	322.1	74.7	14.1	9.2	224.1	
	June 2007	819.9	420.4	121.9	128.6	92.0	77.9	399.5	82.2	9.5	5.2	302.6	
Rehabilitation	September 2007	14.5	10.5	4.4	3.3	2.1	0.7	4.0	1.2	-	-	2.8	
	June 2007	9.3	6.8	3.0	2.0	1.7	0.1	2.5	0.7	-	-	1.8	
TOTAL PRODUCTION COSTS[3]	September 2007	4,021.7	2,467.3	838.1	793.8	460.4	375.0	1,554.4	525.8	168.6	76.8	783.2	
	June 2007	3,916.1	2,368.5	777.5	752.0	468.2	370.8	1,547.6	455.4	168.7	53.0	870.5	
Gold sold - thousand ounces	September 2007	1,052.6	689.2	260.4	235.3	119.2	74.3	363.4	149.6	46.5	13.9	102.4	51.0
	June 2007	1,075.6	685.3	260.5	229.6	125.7	69.5	390.2	170.5	39.3	7.4	119.5	53.5
TOTAL CASH COSTS - US$/oz	September 2007	435	413	373	378	466	579	476	423	468	684	551	430
	June 2007	405	400	353	382	420	594	414	308	572	912	491	395
TOTAL CASH COSTS - R/kg	September 2007	99,227	94,248	85,058	86,269	106,393	132,223	108,670	96,670	106,920	156,120	125,777	98,172
	June 2007	92,273	91,072	80,538	87,019	95,805	135,368	94,381	70,243	130,278	207,826	111,888	90,150
TOTAL PRODUCTION COSTS - US$/oz	September 2007	538	504	453	475	544	711	602	495	511	777	719	
	June 2007	514	487	421	462	525	752	559	377	605	1,010	710	

DEFINITIONS

Total cash costs and Total production costs are calculated in accordance with the Gold Institute Industry standard.
[1] Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.
[2] Total cash costs – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.
[3] Total production costs – Total cash costs plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.
* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.
Average exchange rates are US$1 = R7.10 and US$1 = R7.09 for the September 2007 and June 2007 quarters respectively.
As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Operating and financial results

South African Rand		Total Mine Operations	South African Operations				
			Total	Driefontein	Kloof	Beatrix	South Deep
Operating Results							
Ore milled/treated (000 tons)	September 2007	12,751	3,922	1,532	994	913	483
	June 2007	12,817	3,874	1,642	931	864	437
Yield (grams per ton)	September 2007	2.6	5.5	5.3	7.4	4.1	4.8
	June 2007	2.6	5.5	4.9	7.7	4.5	4.9
Gold produced (kilograms)	September 2007	32,961	21,436	8,098	7,319	3,707	2,312
	June 2007	33,454	21,316	8,103	7,141	3,909	2,163
Gold sold (kilograms)	September 2007	32,739	21,436	8,098	7,319	3,707	2,312
	June 2007	33,454	21,316	8,103	7,141	3,909	2,163
Gold price received (Rand per kilogram)	September 2007	156,355	154,926	154,334	154,926	155,975	155,320
	June 2007	152,825	152,059	152,030	152,192	151,317	153,074
Total cash costs (Rand per kilogram)	September 2007	99,227	94,248	85,058	86,269	106,393	132,223
	June 2007	92,273	91,072	80,538	87,019	95,805	135,368
Total production costs (Rand per kilogram)	September 2007	122,841	115,101	103,495	108,457	124,197	162,197
	June 2007	117,059	111,114	95,952	105,307	119,775	171,429
Operating costs (Rand per ton)	September 2007	266	539	472	665	455	651
	June 2007	257	523	416	696	454	695
Financial Results (Rand million)							
Revenue	September 2007	5,118.9	3,321.0	1,249.8	1,133.9	578.2	359.1
	June 2007	5,112.6	3,241.3	1,231.9	1,086.8	591.5	331.1
Operating costs, net	September 2007	3,387.7	2,114.0	723.5	660.6	415.5	314.4
	June 2007	3,163.0	2,027.4	683.7	648.0	392.2	303.5
- Operating costs	September 2007	3,391.2	2,114.0	723.5	660.6	415.5	314.4
	June 2007	3,289.7	2,027.4	683.7	648.0	392.2	303.5
- Gold inventory change	September 2007	(3.5)					
	June 2007	(126.7)	-	-	-	-	-
Operating profit	September 2007	1,731.2	1,207.0	526.3	473.3	162.7	44.7
	June 2007	1,949.6	1,213.9	548.2	438.8	199.3	27.6
Amortisation of mining assets	September 2007	745.3	436.5	144.9	159.1	63.9	68.6
	June 2007	856.4	420.4	121.9	128.6	92.0	77.9
Net operating profit	September 2007	985.9	770.5	381.4	314.2	98.8	(23.9)
	June 2007	1,093.2	793.5	426.3	310.2	107.3	(50.3)
Other income/(expense)	September 2007	(29.9)	(53.3)	(19.6)	(11.5)	(11.0)	(11.2)
	June 2007	18.0	(21.2)	(0.6)	(5.6)	(14.0)	(1.0)
Profit before taxation	September 2007	956.0	717.2	361.8	302.7	87.8	(35.1)
	June 2007	1,111.2	772.3	425.7	304.6	93.3	(51.3)
Mining and income taxation	September 2007	339.1	265.1	139.4	104.0	33.1	(11.4)
	June 2007	372.2	264.0	146.8	97.3	37.1	(17.2)
- Normal taxation	September 2007	221.6	157.5	97.6	59.6	0.3	-
	June 2007	218.6	116.6	54.8	61.5	0.3	-
- Deferred taxation	September 2007	117.5	107.6	41.8	44.4	32.8	(11.4)
	June 2007	153.6	147.4	92.0	35.8	36.8	(17.2)
Profit before exceptional items	September 2007	616.9	452.1	222.4	198.7	54.7	(23.7)
	June 2007	739.0	508.3	278.9	207.3	56.2	(34.1)
Exceptional items	September 2007	29.3	29.1	21.7	0.4	0.3	6.7
	June 2007	36.2	33.3	19.0	0.3	5.6	8.4
Net profit	September 2007	646.2	481.2	244.1	199.1	55.0	(17.0)
	June 2007	775.2	541.6	297.9	207.6	61.8	(25.7)
Net profit excluding gains and losses on foreign exchange, financial instruments and exceptional items	September 2007	637.9	469.9	230.6	198.9	54.8	(14.4)
	June 2007	753.5	520.5	285.9	207.4	58.4	(31.2)
Capital expenditure	September 2007	1,327.7	739.8	219.3	217.5	133.8	169.2
	June 2007	1,534.6	878.4	298.0	208.9	207.4	164.1
Planned for next six months to March 2008		3,466.4	1,843.1	636.3	466.0	285.2	455.6

Operating and financial results

South African Rand		Total	International Operations				
			Ghana		Venezuela	Australia #	
			Tarkwa	Damang	Choco 10	St Ives	Agnew
Operating Results							
Ore milled/treated (000 tons)	**September 2007**	**8,829**	**5,213**	**1,124**	**401**	**1,757**	**334**
	June 2007	8,943	5,642	1,242	147	1,575	337
Yield (grams per ton)	**September 2007**	**1.3**	**0.9**	**1.3**	**1.2**	**1.8**	**4.7**
	June 2007	1.4	0.9	1.0	1.6	2.4	4.9
Gold produced (kilograms)	**September 2007**	**11,525**	**4,790**	**1,475**	**489**	**3,185**	**1,586**
	June 2007	12,138	5,303	1,222	230	3,718	1,665
Gold sold (kilograms)	**September 2007**	**11,303**	**4,654**	**1,445**	**433**	**3,185**	**1,586**
	June 2007	12,138	5,303	1,222	230	3,718	1,665
Gold price received (Rand per kilogram)	**September 2007**	**159,064**	**155,028**	**154,948**	**232,564**	**156,609**	**159,521**
	June 2007	154,169	152,970	152,537	198,261	153,335	154,955
Total cash costs (Rand per kilogram)	**September 2007**	**108,670**	**96,670**	**106,920**	**156,120**	**125,777**	**98,172**
	June 2007	94,381	70,243	130,278	207,826	111,888	90,150
Total production costs (Rand per kilogram)	**September 2007**	**137,521**	**112,978**	**116,678**	**177,367**	**164,158**	
	June 2007	127,500	85,876	138,052	230,435	161,713	
Operating costs (Rand per ton)	**September 2007**	**145**	**87**	**153**	**248**	**229**	**447**
	June 2007	141	79	133	517	248	557
Financial Results (Rand million)							
Revenue	**September 2007**	**1,797.9**	**721.5**	**223.9**	**100.7**	**498.8**	**253.0**
	June 2007	1,871.3	811.2	186.4	45.6	570.1	258.0
Operating costs, net	**September 2007**	**1,273.7**	**451.3**	**155.2**	**85.8**	**413.2**	**168.2**
	June 2007	1,135.6	374.0	162.7	64.7	433.3	100.9
- Operating costs	**September 2007**	**1,277.2**	**454.2**	**171.8**	**99.3**	**402.5**	**149.4**
	June 2007	1,262.3	443.4	164.9	76.0	390.4	187.6
- Gold inventory change	**September 2007**	**(3.5)**	**(2.9)**	**(16.6)**	**(13.5)**	**10.7**	**18.8**
	June 2007	(126.7)	(69.4)	(2.2)	(11.3)	42.9	(86.7)
Operating profit	**September 2007**	**524.2**	**270.2**	**68.7**	**14.9**	**85.6**	**84.8**
	June 2007	735.7	437.2	23.7	(19.1)	136.8	157.1
Amortisation of mining assets	**September 2007**	**308.8**	**75.5**	**14.1**	**9.2**	**210.0**	
	June 2007	436.0	82.9	9.4	5.3	338.4	
Net operating profit	**September 2007**	**215.4**	**194.7**	**54.6**	**5.7**	**(39.6)**	
	June 2007	299.7	354.3	14.3	(24.4)	(44.5)	
Other income/(expense)	**September 2007**	**23.4**	**1.0**	**0.2**	**(1.8)**	**24.0**	
	June 2007	39.2	2.1	0.3	9.8	27.0	
Profit before taxation	**September 2007**	**238.8**	**195.7**	**54.8**	**6.1**	**(15.6)**	
	June 2007	338.9	356.4	14.6	(14.6)	(17.5)	
Mining and income taxation	**September 2007**	**74.0**	**46.0**	**16.3**	**3.6**	**8.1**	
	June 2007	108.2	121.4	7.8	(5.1)	(15.9)	
- Normal taxation	**September 2007**	**64.1**	**36.5**	**6.7**	**2.7**	**18.2**	
	June 2007	102.0	25.9	6.0	(15.6)	85.7	
- Deferred taxation	**September 2007**	**9.9**	**9.5**	**9.6**	**0.9**	**(10.1)**	
	June 2007	6.2	95.5	1.8	10.5	(101.6)	
Profit before exceptional items	**September 2007**	**164.8**	**149.7**	**38.5**	**0.3**	**(23.7)**	
	June 2007	230.7	235.0	6.8	(9.5)	(1.6)	
Exceptional items	**September 2007**	**0.2**	**-**	**-**	**-**	**0.2**	
	June 2007	2.9	-	-	(1.3)	4.2	
Net profit	**September 2007**	**165.0**	**149.7**	**38.5**	**0.3**	**(23.5)**	
	June 2007	233.6	235.0	6.8	(10.8)	2.6	
Net profit excluding gains and losses on foreign exchange, financial instruments and exceptional items	**September 2007**	**168.0**	**149.0**	**38.2**	**1.1**	**(20.3)**	
	June 2007	233.0	234.8	7.1	(9.9)	1.0	
Capital expenditure	**September 2007**	**587.9**	**306.7**	**52.1**	**39.8**	**151.5**	**37.8**
	June 2007	656.2	345.4	62.7	33.1	155.0	60.0
Planned for next six months to March 2008		**1,623.3**	**881.3**	**120.4**	**135.8**	**363.6**	**122.2**

Operating and financial results

United States Dollars		Total Mine Operations	South African Operations				
			Total	Driefontein	Kloof	Beatrix	South Deep
Operating Results							
Ore milled/treated (000 tons)	September 2007	**12,751**	**3,922**	**1,532**	**994**	**913**	**483**
	June 2007	12,817	3,874	1,642	931	864	437
Yield (ounces per ton)	September 2007	**0.083**	**0.176**	**0.170**	**0.237**	**0.131**	**0.154**
	June 2007	0.084	0.177	0.159	0.247	0.145	0.159
Gold produced (000 ounces)	September 2007	**1,059.7**	**689.2**	**260.4**	**235.3**	**119.2**	**74.3**
	June 2007	1,075.6	685.3	260.5	229.6	125.7	69.5
Gold sold (000 ounces)	September 2007	**1,052.6**	**689.2**	**260.4**	**235.3**	**119.2**	**74.3**
	June 2007	1,075.6	685.3	260.5	229.6	125.7	69.5
Gold price received (dollars per ounce)	September 2007	**685**	**679**	**676**	**679**	**683**	**680**
	June 2007	670	667	667	668	664	672
Total cash costs (dollars per ounce)	September 2007	**435**	**413**	**373**	**378**	**466**	**579**
	June 2007	405	400	353	382	420	594
Total production costs (dollars per ounce)	September 2007	**538**	**504**	**453**	**475**	**544**	**711**
	June 2007	514	487	421	462	525	752
Operating costs (dollars per ton)	September 2007	**37**	**76**	**67**	**94**	**64**	**92**
	June 2007	36	74	59	98	64	98
Financial Results ($ million)							
Revenue	September 2007	**721.0**	**467.7**	**176.0**	**159.7**	**81.4**	**50.6**
	June 2007	718.5	455.3	173.1	152.7	83.2	46.2
Operating costs, net	September 2007	**477.1**	**297.7**	**101.9**	**93.0**	**58.5**	**44.3**
	June 2007	444.4	284.7	96.1	91.1	55.2	42.4
- Operating costs	September 2007	**477.6**	**297.7**	**101.9**	**93.0**	**58.5**	**44.3**
	June 2007	462.0	284.7	96.1	91.1	55.2	42.4
- Gold inventory change	September 2007	**(0.5)**	**-**	**-**	**-**	**-**	**-**
	June 2007	(17.6)	-	-	-	-	-
Operating profit	September 2007	**243.9**	**170.0**	**74.1**	**66.7**	**22.9**	**6.3**
	June 2007	274.1	170.4	76.9	61.6	28.1	3.9
Amortisation of mining assets	September 2007	**105.0**	**61.5**	**20.4**	**22.4**	**9.0**	**9.7**
	June 2007	120.3	59.0	17.2	18.1	12.9	10.9
Net operating profit	September 2007	**138.8**	**108.5**	**53.7**	**44.3**	**13.9**	**(3.4)**
	June 2007	153.9	111.5	59.7	43.5	15.2	(7.0)
Other income/(expenses)	September 2007	**(4.2)**	**(7.5)**	**(2.8)**	**(1.6)**	**(1.5)**	**(1.6)**
	June 2007	2.5	(3.0)	(0.1)	(0.8)	(1.9)	(0.1)
Profit before taxation	September 2007	**134.5**	**101.0**	**51.0**	**42.6**	**12.4**	**(4.9)**
	June 2007	156.3	108.5	59.7	42.7	13.3	(7.1)
Mining and income taxation	September 2007	**47.8**	**37.3**	**19.6**	**14.6**	**4.7**	**(1.6)**
	June 2007	52.4	37.1	20.5	13.7	5.3	(2.4)
- Normal taxation	September 2007	**31.2**	**22.2**	**13.7**	**8.4**	**0.1**	**-**
	June 2007	30.7	16.4	7.8	8.6	0.1	-
- Deferred taxation	September 2007	**16.5**	**15.2**	**5.9**	**6.3**	**4.6**	**(1.6)**
	June 2007	21.7	20.7	12.8	5.1	5.3	(2.4)
Profit before exceptional items	September 2007	**86.8**	**63.7**	**31.2**	**28.0**	**7.8**	**(3.3)**
	June 2007	103.8	71.4	39.1	29.0	7.9	(4.7)
Exceptional items	September 2007	**4.1**	**4.1**	**3.1**	**0.1**	**-**	**0.9**
	June 2007	5.1	4.6	2.7	-	0.8	1.2
Net profit	September 2007	**90.9**	**67.8**	**34.4**	**28.1**	**7.8**	**(2.4)**
	June 2007	108.9	76.0	41.8	29.1	8.7	(3.6)
Net profit excluding gains and losses on foreign exchange, financial instruments and exceptional items	September 2007	**89.8**	**66.2**	**32.5**	**28.0**	**7.7**	**(2.0)**
	June 2007	108.8	75.6	41.3	29.2	9.6	(4.4)
Capital expenditure	September 2007	**187.0**	**104.2**	**30.9**	**30.6**	**18.8**	**23.8**
	June 2007	213.9	122.0	41.4	29.0	28.8	22.8
Planned for next six months to March 2008		**495.2**	**263.3**	**90.9**	**66.6**	**40.7**	**65.1**

Average exchange rates were US$1 = R7.10 and US$1 = R7.09 for the September 2007 and June 2007 quarters respectively. The Australian dollar exchange rates were A$1 = R6.02 and A$1 = R5.89 for the September 2007 and June 2007 quarters respectively. # As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit. Figures may not add as they are rounded independently.

Operating and financial results

United States Dollars		Total	International Operations: Ghana – Tarkwa	Ghana – Damang	Venezuela – Choco 10	Australia # – St Ives	Australia # – Agnew	Australian Dollars: Australia # – St Ives	Australia # – Agnew
Operating Results									
Ore milled/treated (000 tons)	**September 2007**	**8,829**	**5,213**	**1,124**	**401**	**1,757**	**334**	**1,757**	**334**
	June 2007	8,943	5,642	1,242	147	1,575	337	1,575	337
Yield (ounces per ton)	**September 2007**	**0.042**	**0.030**	**0.042**	**0.039**	**0.058**	**0.153**	**0.058**	**0.153**
	June 2007	0.044	0.030	0.032	0.050	0.076	0.159	0.076	0.159
Gold produced(000 ounces)	**September 2007**	**370.5**	**154.0**	**47.4**	**15.7**	**102.4**	**51.0**	**102.4**	**51.0**
	June 2007	390.2	170.5	39.3	7.4	119.5	53.5	119.5	53.5
Gold sold (000 ounces)	**September 2007**	**363.4**	**149.6**	**46.5**	**13.9**	**102.4**	**51.0**	**102.4**	**51.0**
	June 2007	390.2	170.5	39.3	7.4	119.5	53.5	119.5	53.5
Gold price received (dollars per ounce)	**September 2007**	**697**	**679**	**679**	**1,019**	**686**	**699**	**809**	**824**
	June 2007	676	671	669	870	673	680	810	818
Total cash costs (dollars per ounce)	**September 2007**	**476**	**423**	**468**	**684**	**551**	**430**	**650**	**507**
	June 2007	414	308	572	912	491	395	591	476
Total production costs (dollars per ounce)	**September 2007**	**602**	**495**	**511**	**777**	**719**		**848**	
	June 2007	559	377	605	1,010	710		854	
Operating costs (dollars per ton)	**September 2007**	**20**	**12**	**22**	**35**	**32**	**63**	**38**	**74**
	June 2007	20	11	19	73	35	79	42	95
Financial Results ($ million)									
Revenue	**September 2007**	**253.2**	**101.6**	**31.5**	**14.2**	**70.3**	**35.6**	**82.9**	**42.0**
	June 2007	263.2	114.0	26.3	6.4	80.3	36.1	96.2	43.6
Operating costs, net	**September 2007**	**179.4**	**63.5**	**21.9**	**12.1**	**58.2**	**23.7**	**68.6**	**27.9**
	June 2007	159.7	52.8	22.8	9.1	60.8	14.3	73.7	17.1
- Operating costs	**September 2007**	**179.9**	**64.0**	**24.2**	**14.0**	**56.7**	**21.0**	**66.9**	**24.8**
	June 2007	177.3	62.4	23.2	10.7	54.8	26.3	66.0	32.3
- Gold inventory change	**September 2007**	**(0.5)**	**(0.4)**	**(2.3)**	**(1.9)**	**1.5**	**2.6**	**1.8**	**3.1**
	June 2007	(17.6)	(9.6)	(0.3)	(1.6)	5.9	(12.0)	7.7	(15.2)
Operating profit	**September 2007**	**73.8**	**38.1**	**9.7**	**2.1**	**12.1**	**11.9**	**14.2**	**14.1**
	June 2007	103.7	61.3	3.5	(2.6)	19.7	21.9	22.5	26.5
Amortisation of mining assets	**September 2007**	**43.5**	**10.6**	**2.0**	**1.3**	**29.6**		**34.9**	
	June 2007	61.3	11.7	1.4	0.8	47.4		57.9	
Net operating profit	**September 2007**	**30.2**	**27.4**	**7.7**	**0.8**	**(5.7)**		**(6.6)**	
	June 2007	42.4	49.6	2.1	(3.4)	(5.8)		(8.9)	
Other income/(expenses)	**September 2007**	**3.3**	**0.1**	**-**	**(0.3)**	**3.4**		**4.0**	
	June 2007	5.4	0.3	-	1.3	3.8		4.5	
Profit before taxation	**September 2007**	**33.5**	**27.6**	**7.7**	**0.5**	**(2.3)**		**(2.6)**	
	June 2007	47.8	49.9	2.1	(2.1)	(2.1)		(4.4)	
Mining and income taxation	**September 2007**	**10.4**	**6.5**	**2.3**	**0.5**	**1.1**		**1.3**	
	June 2007	15.3	17.1	1.0	(0.7)	(2.1)		(3.4)	
- Normal taxation	**September 2007**	**9.0**	**5.1**	**0.9**	**0.4**	**2.6**		**3.0**	
	June 2007	14.3	3.8	0.8	(2.1)	11.9		15.0	
- Deferred taxation	**September 2007**	**1.4**	**1.3**	**1.4**	**0.1**	**(1.4)**		**(1.7)**	
	June 2007	0.9	13.3	0.2	1.5	(14.0)		(18.4)	
Profit before exceptional items	**September 2007**	**23.1**	**21.1**	**5.4**	**0.0**	**(3.4)**		**(3.9)**	
	June 2007	32.5	32.8	1.1	(1.4)	0.1		(1.0)	
Exceptional items	**September 2007**	**-**	**-**	**-**	**-**	**-**		**-**	
	June 2007	0.4	-	-	(0.2)	0.6		0.6	
Net profit	**September 2007**	**23.1**	**21.1**	**5.4**	**0.0**	**(3.4)**		**(3.9)**	
	June 2007	33.0	32.8	1.1	(1.6)	0.7		(0.4)	
Net profit excluding gains and losses on foreign exchange, financial instruments and exceptional items	**September 2007**	**23.7**	**21.0**	**5.4**	**0.2**	**(2.9)**		**(3.4)**	
	June 2007	33.1	33.3	1.1	(1.3)	-		(8.2)	
Capital expenditure	**September 2007**	**82.8**	**43.2**	**7.3**	**5.6**	**21.3**	**5.3**	**25.2**	**6.3**
	June 2007	91.9	48.2	8.9	4.7	21.7	8.4	26.3	10.2
	Planned for next six months to March 2008	**231.9**	**125.9**	**17.2**	**19.4**	**51.9**	**17.5**	**60.1**	**20.2**

Underground and surface
South African rand and metric units

Operating Results	Total Mine Operations	South African Operations					International Operations					
		Total	Driefontein	Kloof	Beatrix	South Deep	Total	Ghana		Venezuela	Australia	
								Tarkwa	Damang	Choco 10	St Ives	Agnew
Ore milled / treated (000 ton)												
- underground September 2007	3,451	3,063	924	893	913	333	388	-	-	-	273	115
June 2007	3,445	3,062	981	851	864	366	383	-	-	-	304	79
- surface September 2007	9,300	859	608	101	-	150	8,441	5,213	1,124	401	1,484	219
June 2007	9,372	812	661	80	-	71	8,560	5,642	1,242	147	1,271	258
- total September 2007	12,751	3,922	1,532	994	913	483	8,829	5,213	1,124	401	1,757	334
June 2007	12,817	3,874	1,642	931	864	437	8,943	5,642	1,242	147	1,575	337
Yield (grams per ton)												
- underground September 2007	6.6	6.8	8.2	8.1	4.1	6.6	5.5	-	-	-	4.1	8.7
June 2007	6.6	6.7	7.6	8.3	4.5	5.7	6.0	-	-	-	5.3	8.7
- surface September 2007	1.1	0.8	0.8	0.7	-	0.8	1.1	0.9	1.3	1.2	1.4	2.7
June 2007	1.1	0.9	1.0	0.7	-	0.9	1.1	0.9	1.0	1.6	1.6	3.8
- combined September 2007	2.6	5.5	5.3	7.4	4.1	4.8	1.3	0.9	1.3	1.2	1.8	4.7
June 2007	2.6	5.5	4.9	7.7	4.5	4.9	1.4	0.9	1.0	1.6	2.4	4.9
Gold produced (kilograms)												
- underground September 2007	22,886	20,763	7,609	7,250	3,707	2,197	2,123	-	-	-	1,128	995
June 2007	22,873	20,564	7,467	7,086	3,909	2,102	2,309	-	-	-	1,623	686
- surface September 2007	10,075	673	489	69	-	115	9,402	4,790	1,475	489	2,057	591
June 2007	10,581	752	636	55	-	61	9,829	5,303	1,222	230	2,095	979
- total September 2007	32,961	21,436	8,098	7,319	3,707	2,312	11,525	4,790	1,475	489	3,185	1,586
June 2007	33,454	21,316	8,103	7,141	3,909	2,163	12,138	5,303	1,222	230	3,718	1,665
Operating costs (Rand per ton)												
- underground September 2007	660	671	735	732	455	918	576	-	-	-	553	628
June 2007	631	643	652	754	454	799	539	-	-	-	548	501
- surface September 2007	120	70	73	72	-	57	125	87	153	248	169	352
June 2007	119	72	67	79	-	156	123	79	133	517	176	574
- total September 2007	266	539	472	665	455	651	145	87	153	248	229	447
June 2007	257	523	416	696	454	695	141	79	133	517	248	557

Development results

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres.

Driefontein		September 2007 quarter			June 2007 quarter		
	Reef	Carbon Leader	Main	VCR	Carbon Leader	Main	VCR
Advanced	(m)	4,559	1,389	1,574	4,164	1,054	1,666
Advanced on reef	(m)	792	572	314	736	332	311
Sampled	(m)	744	366	255	579	402	123
Channel width	(cm)	58	32	53	59	43	73
Average value -	(g/t)	19.1	14.4	23.7	24.3	10.8	115.9
-	(cm.g/t)	1,104	461	1,244	1,426	469	8,478[1]

Kloof		September 2007 quarter				June 2007 quarter			
	Reef	Libanon	Kloof	Main	VCR	Libanon	Kloof	Main	VCR
Advanced	(m)	31	361	1,717	8,186	-	327	1,679	6,966
Advanced on reef	(m)	31	-	343	976	-	11	410	933
Sampled	(m)	21	-	270	805	-	21	402	801
Channel width	(cm)	243	-	100	97	-	37	77	89
Average value -	(g/t)	3.9	-	11.3	24.4	-	0.1	7.8	20.5
-	(cm.g/t)	947	-	1,130	2,357	-	3	600	1,824

Beatrix		September 2007 quarter		June 2007 quarter	
	Reef	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Advanced	(m)	8,392	2,859	8,340	2,676
Advanced on reef	(m)	1770	167	1,458	284
Sampled	(m)	1,734	168	1,260	270
Channel width	(cm)	83	95	96	164
Average value -	(g/t)	9.0	16.3	9.2	10.0
-	(cm.g/t)	745	1,550	884	1,638

South Deep		September 2007 quarter		June 2007 quarter	
	Reef	VCR	Elsburg	VCR	Elsburg
Advanced	(m)	630	1,054	658	879
Advanced on reef	(m)	129	685	91	625
Sampled	(m)	102	-	69	-
Channel width	(cm)	80	-	94	-
Average value -	(g/t)	9.3	6.4[3]	3.0	6.3
-	(cm.g/t)	740[2]	-	282	-

1) High grades intersected in 4 shaft pillar.

2) VCR not fully exposed in faulted area.

3) Trackless development in the Elsburg reef is evaluated by means of the block model.

Administration and corporate information

Corporate Secretary

CAIN FARREL

Telephone: (+27)(11) 644 2525
Facsimile: (+27)(11) 484 0626
e-mail: cain.farrel@goldfields.co.za

Registered Offices

JOHANNESBURG

Gold Fields Limited
24 St Andrews Road
Parktown
Johannesburg
2193
Postnet Suite 252
Private Bag X30500
Houghton 2041
Tel: (+27)(11) 644 2400
Fax: (+27)(11) 484 0626

LONDON

St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
United Kingdom
Telephone:(+44)(20) 7499 3916
Facsimile: (+44)(20) 7491 1989

American Depository Receipts Transfer Agent

Bank of New York

Shareholder Relations
P O Box 11258
New York, NY20286 –1258

US toll-free telephone: (1)(888) 269 2377
e-mail: shareowner-svcs@mail.bony.com

Gold Fields Limited

Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123

Investor and Media Enquiries South Africa

NERINA BODASING

Telephone: (+27)(11) 644 2630
Facsimile: (+27)(11) 484 0639
e-mail: nerina.bodasing@goldfields.co.za

North America

WILLIE JACOBSZ

Telephone: (+27)(11) 644 2460
Facsimile: (+27)(11) 484 0639
e-mail: wjacobsz@gfexpl.com

Transfer Secretaries

South Africa

Computershare Investor Services 2004
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Telephone: (+27)(11) 370 5000
Facsimile: (+27)(11) 370 5271

United Kingdom
Capita Registrars
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Telephone: (+44)(20) 8639 2000
Facsimile: (+44)(20) 8658 3430

WEBSITE

http://www.goldfields.co.za

Forward Looking Statements

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa; decreases in the market price of gold; hazards associated with underground and surface gold mining; labour disruptions; changes in government regulations, particularly environmental regulations; changes in exchange rates; currency devaluations; inflation and other macro-economic factors; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN: ZAE 000018123

Directors

A J Wright (*Chairman*)	A Grigorian °	J M McMahon *	P J Ryan	* British
I D Cockerill * (*Chief Executive Officer*)	J G Hopwood	D M J Ncube	T M G Sexwale	# Ghanaian
N J Holland * (*Chief Financial Officer*)	G Marcus	R L Pennant-Rea *	C I von Christierson	° Russian
K Ansah#				

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 25 October 2007

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs